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03029610

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Fuji Photo Film Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED SEP 04 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 78 FISCAL YEAR 3-31-03

* Complete for initial submissions only ** Please note name and address changes

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DAT : 8/28/03

The file number "82-78"

(e) Three copies of Annual Report which is prepared in the English language

82-78



FUJIFILM

I&I - Imaging & Information

FUJI PHOTO FILM CO., LTD.

AR/S
3-31-03

03 AUG 27 7:21

Annual Report 2003

I&I = Imaging & Information

FUJIFILM will constantly strive to develop superior technologies and to continue to cultivate an imaging and information culture. As a global company fully trusted by both customers and society itself, we aim to make innovative use of the most advanced technologies to create beautiful images and wide-ranging information and provide the imaging, information, and document solutions that will best meet the increasingly sophisticated needs of the world community.

Contents

Cover: Shizuoka, Japan   Photographed by Kazuo Suzuki using Fujichrome reversal film

	2003	2002	2001	2003
	Year ended March 31			
	(Millions of yen, except per share figures)			(Thousands of U.S. dollars, except per share figures) *(Note 1)*
Revenue	**¥2,505,703**	¥2,401,144	¥1,383,369	**$20,880,858**
Operating income	**160,277**	168,682	149,732	**1,335,642**
Income before income taxes	**120,513**	159,549	199,661	**1,004,275**
Net income	**48,579**	81,331	117,900	**404,825**
Per share of common stock *(¥/$)*:				
Net income *(Note 2)*	**¥ 94.51**	¥ 158.05	¥ 229.11	**$ 0.79**
Cash dividends	**25.00**	25.00	22.50	**0.21**
Research and development expenses	**¥ 159,119**	¥ 146,881	¥ 79,144	**$ 1,325,992**
Capital expenditure	**127,319**	155,525	118,786	**1,060,992**
Depreciation *(Note 3)*	**126,695**	121,777	82,063	**1,055,792**
Total assets at year-end	**2,958,317**	2,946,362	2,830,313	**24,652,642**
Total shareholders' equity at year-end	**1,680,611**	1,698,063	1,624,856	**14,005,092**
Number of employees at year-end	**72,633**	72,569	70,722	

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥120=US$1, the exchange rate prevailing on March 31, 2003.
2. The computation of net income per share is based on the average number of shares outstanding during each year.
3. Figures for depreciation do not include depreciation expense for rental equipment handled by the Document Solutions segment.
4. At the end of March 2001, Fujifilm acquired an additional 25% of the outstanding shares of Fuji Xerox Co., Ltd., bringing its total shareholding to 75%. As a result, Fuji Xerox became a consolidated subsidiary of Fujifilm. In the financial statements for the Fujifilm Group for the year ended March 31, 2001, the balance sheet of Fuji Xerox was consolidated and the results of operations for the year then ended were accounted for by the equity method, with an ownership interest of 50% as in prior years. From the year ended March 31, 2002, the results of the operations of Fuji Xerox were consolidated in the income statements.

Revenue

(Billions of yen)


1,387.0
1,348.8
1,383.3
2,401.1
2,505.7
'99
'00
'01
'02
'03

Net Income

(Billions of yen)


74.7
84.8
117.9
81.3
48.5
'99
'00
'01
'02
'03

Net Income per Share of Common Stock

(Yen)


145.17
164.97
229.11
158.05
94.51
'99
'00
'01
'02
'03



Minoru Ohnishi, Chairman, seated, and
Shigetaka Komori, President and Chief Executive Officer, standing

During the fiscal year ended March 31, 2003, conditions in the Japanese economy remained severe with no sign of recovery, due to such factors as the sluggishness of consumer spending and private sector capital investment amid concerns regarding the weakness of stock prices and persistence of deflationary trends.

Overseas, the U.S. economy was relatively firm during the first half of the fiscal year, but major corporate bankruptcies and other factors caused economic conditions to deteriorate during the latter half and raised uneasiness regarding future conditions. In Europe, although there were signs of recovery in the eurozone during the first half of the year, the trend toward recovery weakened during the latter half. In Asia, China maintained its economic robustness, while other countries generally showed an overall trend of only gradual recovery.

In this operating environment, Fujifilm dynamically developed its operations while utilizing digital and networking technologies to provide customers with total solutions in the imaging, information, and document businesses fields. The Company strove to strengthen and expand its businesses through a variety of initiatives, including marketing new digital cameras featuring its own advanced technologies, augmenting the marketing of the Digital Minilab Frontier series capable of offering a wide range of digital imaging services, expanding the manufacturing capabilities for materials used in liquid crystal displays (LCDs), and promoting greater sales of digital color multifunction copying machines.

Performance Summary

During the fiscal year under review, consolidated revenue increased 4.4%, to ¥2,505.7 billion ($20,881 million), compared with the previous fiscal year, reflecting strong sales of digital cameras, digital minilabs, and other digital-related products. Domestic revenue declined 1.9%, to ¥1,330.1 billion ($11,084 million), while overseas revenue increased 12.4%, to ¥1,175.6 billion ($9,797 million).

Despite the continuing effort to reduce manufacturing costs and other expenses, operating income decreased 5.0%, to ¥160.2 billion ($1,336 million), compared with the previous fiscal year. This mainly reflected an aggregate ¥23.1 billion loss on the settlement and curtailment of a defined benefit plan recorded by the Company and certain domestic subsidiaries in March 2003. In addition, the balance of gains and losses on exchange rate changes deteriorated ¥15.4 billion from the previous fiscal year, resulting from the difference in settlement exchange rates for receivables denominated in foreign currencies. Losses on the devaluation of investment securities increased ¥9.4 billion from the previous fiscal year, due to the decline in Japanese stock prices. Moreover, the Company recorded a one-time gain of ¥9.0 billion on nonmonetary exchange of equity securities in the previous fiscal year. Due to these factors, income before income taxes dropped 24.5%, to ¥120.5 billion ($1,004 million). Net income decreased 40.3%, to ¥48.5 billion ($405 million), compared with the level of the previous fiscal year. This reflected a rise in income taxes during the fiscal year under review owing to the revaluation of deferred tax assets as a result of the introduction of a new enterprise tax—business scale taxation—that will take effect April 1, 2004. Net income per share was ¥94.51 ($0.79).

The annual cash dividend per share was ¥25.00 ($0.21).

Digital Imaging Technologies

The progress in technologies related to digital cameras and mobile phones with camera functions has led to rapid growth in the popularity of these products. At the same time, the rising speed and data volume capabilities of communications technologies are resulting in the rapid progress and expansion of digital imaging related business fields. Anticipating that the trend of increasing digitization of image information will continue, Fujifilm has adopted a "Hybrid Imaging" business strategy that integrates the latest electronics technologies with the imaging expertise that the Company has obtained through many years of activity in silver-halide photography. We have also maintained our pioneering research programs, which have resulted in the development of unique devices and software, including such core digital imaging components as the Super CCD (charge-coupled device) as well as Image Intelligence™, a highly sophisticated digital image processing software technology. In the fiscal year under review, the Company developed a groundbreaking new CCD—the 4th-Generation Super CCD—which is a still more advanced version of the Super CCD. These and other of Fujifilm's unique, leading-edge, digital imaging technologies have been incorporated in diverse Fujifilm products that are continuing to provide high-quality images, including such consumer imaging products as digital minilabs and digital cameras, such medical imaging products as digital X-ray diagnostic systems, and such graphic arts system products as scanners. In the document solutions field—to respond to needs related to the onset of the digital printing era as well as to image-handling technology for the unified management of printed information and electronic information through networks—the Company is developing image-processing technology for high-speed color printers that are capable of producing high-quality output comparable to offset printing. This technology is enabling the Company to supply new value to offices.

In the age of digital imaging, Fujifilm will continue to use these and other advanced technologies to realize superior high-quality images. By making imaging more enjoyable, convenient, and beautiful, we will continue to be a leader in the expanding digital imaging market.

Strengthening the Structure of Operations

Throughout the world, technological innovation and changes in economic conditions are constantly modifying our operating environment. To effectively promote the Fujifilm Group's continued development under these circumstances, we are strengthening the structure of our operations in line with our medium-term consolidated management plan.

Regarding the expansion of overseas operations, Fujifilm has built bases in North America and Europe as well as in China and other locations

Note: Image Intelligence™ is a trademark of Fuji Photo Film Co., Ltd.

throughout the world, creating a network with powerful manufacturing, marketing, and service capabilities. In Europe, with its expanding European Union, we established marketing companies in Poland, the Czech Republic, Slovakia, and Italy. In the United States, Enovation Graphic Systems, Inc., one of our graphic arts products marketing subsidiaries, worked to strengthen and expand its marketing network. With respect to document solutions operations, the Company established an Asia-Oceania business headquarters in Shanghai to facilitate the strategic development of operations in rapidly growing Chinese markets and took various other steps to strengthen its global business systems.

In Japan, we have brought together our film camera manufacturing and marketing operations within Fuji Photo Optical Co., Ltd., to facilitate the speedy development of new products utilizing its own sophisticated optical mechatronics technologies. In graphic arts systems, to reinforce our leadership of the industry in digitization and our ability to rapidly respond to customer needs, in April 2003, we combined Fuji Photo Film's marketing division and Process Shizai Co., Ltd., one of Japan's largest graphic arts products marketing companies, to form a new consolidated subsidiary, FUJIFILM Graphic Systems Co., Ltd. Similarly, to facilitate the more-dynamic expansion of information-related equipment operations within our document solutions business, we established Fuji Xerox Printing Systems Co., Ltd., as an autonomous unit responsible for the development, manufacture, and marketing of office-use laser printers.

In each of its business fields, Fujifilm is endeavoring to strengthen its capabilities and services while simultaneously streamlining its organizational structure. We expect these measures to promote the Fujifilm Group's vigorous development in the future.

For Sustainable Development

Since its establishment, Fujifilm has made environmental consciousness and environmental protection fundamental objectives throughout its operations, and the Company is sustaining ongoing efforts to further increase its overall environmental stewardship. In line with its medium-term environmental policy established in April 2002—the Fujifilm Group Green Policy—the Group is further augmenting its objectives while striving to increase customer satisfaction by attaining even higher levels of environmental quality in its products, services, and activities. The Fujifilm Group is working assiduously to facilitate sustainable development for humankind and the world.

In addition, we have compiled our fundamental principles regarding the ideal nature of corporate activities in the form of the Fujifilm charter for good corporate behavior. Based on this charter, each Fujifilm Group company has drafted its own employee code of conduct and strengthened its compliance-management programs to ensure that their staff conform to the employee conduct code. At all times, Fujifilm Group companies and each of their employees strive to act in line with high ethical standards and to exercise good judgment, with the goal of earning still greater trust and understanding from society.

To All Those Who Have Supported Fujifilm

Although operating conditions in domestic and overseas markets are challenging, by dynamically concentrating and focusing Group management resources in fields such as technology, marketing, and finance, we are confident that we can effectively respond to the rapid social and economic changes; quickly develop and launch innovative new services, solutions, and business models; and progressively globalize our operations. We are concurrently proceeding with the day-to-day implementation of various restructuring and cost-cutting reforms aimed at further boosting the Group's overall efficiency.

In closing, we would like to express our sincere appreciation for all the cooperation we have received from shareholders, customers, and business partners, and we hope for your continued support and encouragement.

July 2003



Minoru Ohnishi
Chairman



Shigetaka Komori
President and Chief Executive Officer



Rotorua, New Zealand   Photographed by Kazutoshi Yoshimura using Fujichrome reversal film

Recent years have seen drastic changes in digital imaging technologies and markets. Anticipating such changes, Fujifilm has been doing its utmost to develop the technologies that will play important roles in the upcoming digital imaging era. It has successfully been developing numerous unique devices and software, including such superior charge-coupled devices (CCDs) as the Super CCD and such sophisticated digital image processing software as Image Intelligence™. These technologies—which reflect Fujifilm's diverse advanced technologies and abundant experience and expertise—are being incorporated in many different kinds of products that provide images featuring high quality and intelligently optimized characteristics.

Part 1 Further Progress of the Super CCD

The Super CCD is a CCD image sensor based on a totally new structural design concept. Rather than using conventional rectangular photodiodes, the Super CCD features octagonal photodiodes in a 45-degree arrangement enabling for the first time a difficult-to-achieve combination of high sensitivity, wide dynamic range, high signal/noise ratio, and high image resolution. The Super CCD's greater sensitivity has broadened the range of photographable scenes and the ease of photography in general. Thus, Fujifilm has been able to create unprecedented types of digital cameras with numerous greatly improved quality characteristics.

● Structural difference between conventional CCD and Super CCD



Conventional CCD *Super CCD*

Development of the 4th-Generation Super CCD

Since the the 1st-Generation Super CCD was developed in 1999, Fujifilm has worked to further improve the image quality of digital cameras by creating successive generations of the CCD that incorporate additional new technologies. Steady progress has been made in improving the Super CCD's performance.

In January 2003, Fujifilm announced the development of the 4th-Generation Super CCD, which offers still higher resolution and wider dynamic range than previous Super CCDs, and digital cameras incorporating the 4th-Generation Super CCD were launched in March 2003. The 4th-Generation Super CCD has enabled the development of two new CCDs—the Super CCD HR (High Resolution) and the Super CCD SR (Super Dynamic Range).

Fujifilm has used advanced miniature fabrication technologies to increase the number of pixels on the 4th-Generation Super CCD HR to 6.63 million, becoming the first company in the world to attain this number of pixels on a 1/1.7-inch CCD. Although each pixel on the new CCD has a surface area only half the surface area of pixels on the 3rd-Generation Super CCD, the sensitivity of the 3rd- and 4th-Generation pixels are almost equal.

The Super CCD SR is designed to simulate the mechanism and extended dynamic range of negative photographic films. Such films incorporate a high-sensitive layer with large-surface-area, high-sensitive silver-halide grains. The films also feature a low-sensitive layer with silver-halide grains that are tiny and therefore less sensitive, but that perform an important sensing function when the films are exposed to a large quantity of light. Similarly, the 4th-Generation Super CCD SR incorporates two kinds of pixels—a high-sensitivity S pixel and a wide-dynamic-range R pixel. Intelligent image processing combining information from the two types of sensors produces images with increased dynamic range and superior rendition of detail, particularly in dark and highlight areas.


Negative Film
Super CCD SR
High-sensitive layer
Blue-sensitive layer
Green-sensitive layer
4th-color-sensitive layer
Red-sensitive layer
Low-sensitive layer
R-pixel
S-pixel
Negative film structure
(Simulated image)
Silver-halide grains
Super CCD SR (simulated image)

The 1st Generation | The 2nd Generation | The 3rd Generation | The 4th Generation



FinePix 4700 Zoom

The 1st-Generation Super CCD (1999):The diagonal pixel array of a conventional CCD was rotated 45 degrees to form an interwoven configuration of large, octagonal photodiodes in a 45-degree arrangement combined with proprietary signal processing to create an integrated imaging system that functions similarly to human vision. This system offered a balanced combination of resolution, sensitivity, dynamic range, signal/noise ratio, and other characteristics that enable high-quality digital camera imaging.



FinePix 6800 Zoom

The 2nd-Generation Super CCD (2001): An increase in the number of pixels and reduction in noise achieved sharper image quality. This technology earned high marks for its ability to produce detailed images and balanced image quality.



FinePix F601 Zoom

The 3rd-Generation Super CCD (2002): Linking the CCD to signal processing large-scale integration (LSI) microcircuitry enabled ISO 1600 sensitivity and high-quality VGA-sized (640-480 pixel) 15 frames/second movie recording.



FinePix F410, which incorporates the 1/2.7-inch Super CCD HR



FinePix F700, which incorporates the 1/1.7-inch Super CCD SR


SUPER
CCD

The Super CCD Provides High Image Quality in Diverse Fields

Besides digital cameras, the Super CCD is incorporated in other diverse products, such as mobile phones with camera functions, medical imaging products, and scientific systems. In each of these fields, the Super CCD is able to precisely satisfy special high-quality imaging needs.

Consumer Imaging

Giving Camera-Phones Full-Scale Digital Camera Capabilities

The NTT DoCoMo D505i mobile phone with camera functions incorporates a Super CCD with approximately 630,000 effective pixels that is capable of the high-sensitivity, high-speed capture of SXGA-sized (960 x 1,280 pixel) images with approximately 1.23 million recorded pixels. The Super CCD made it possible for this new camera-phone to be able to provide a picture quality similar to that of a full-scale digital camera, especially in the photographs of dimly lit scenes as well as distant people and scenery. Fujifilm has also developed a 37mm x 52mm large-scale Super CCD for use in digital camera backs for medium-format cameras. As these CCDs have approximately 20.68 million effective pixels and can take ultrahigh-quality 5,408 x 7,648 pixel images with approximately 41.4 million recorded pixels, the Company is confident that they can fully meet the rigorous requirements of professional photographers.

The Digital Minilab Frontier 330 incorporates the Super CCD (Area Type) to input image data from film and enable the printing of ultrahigh-quality images.



The GX680 digital camera back for medium-format cameras, seen attached to a camera

The GX680 digital camera back, detached with the CCD portion facing upward



A Super CCD for use in mobile phones, adjacent to a ruler with 1mm gradations

Medical Imaging

Powerful Support for the Examination and Treatment of High-Precision Images

In the medical imaging field, Fuji Photo Optical Co., Ltd., has developed the FTS400 leading-edge electronic endoscope system, which incorporates a Super CCD that has approximately 630,000 effective pixels and is capable of capturing 1,280 x 960 images with approximately 1.23 million recorded pixels. The endoscope systems are capable of high-sensitivity and high-resolution video recording at 30 frames/second, which promotes early diagnoses and timely medical treatment by lucidly portraying even subtle indications of disease symptoms.



A microscope equipped with a Super CCD



FTS400 electronic endoscope system

Scientific Systems

Contributing to Progress in Leading-Edge Bio-Science Research

Regarding scientific systems, Fujifilm has incorporated the Super CCD (Area Type) that has approximately 3.2 million effective pixels and is capable of capturing 3,072 x 2,048 image files with approximately 6.3 million recorded pixels in the cooled CCD camera system of the luminescent image analyzer LAS-3000, used by bio-science researchers for high-sensitive detection of such substances as DNA or proteins. The use of the Super CCD features greatly increased faint-light image capture and achieves both higher image quality and higher imaging sensitivity. The LAS-3000 provides bio-science researchers with a highly versatile new tool not only for chemiluminescent image but also for fluorescent image capture. As a result, the Super CCD is contributing to leading-edge bio-science research conducted by universities, governmental research institutes, pharmaceutical companies, and others.



LAS-3000 Luminescent Image Analyzer

Receipt of the Walter Kosonocky Award

A paper on the Super CCD written by 11 engineers of Fujifilm and FUJIFILM Microdevices Co., Ltd., was presented at a fiscal 2001 workshop of the Institute of Electrical and Electronics Engineers (IEEE), which chose the paper as the winner of the prestigious Walter Kosonocky Award. Named after the man who invented the CCD image sensor, this award is given to recognize the most significant advances in solid-state imaging sensors over two-year periods.



Leading-Edge Clean Rooms and CCD Manufacturing Processes

Fujifilm's leading-edge Super CCD technology is made possible by the Company's CCD image sensor development and manufacturing facilities. FUJIFILM Microdevices wields highly advanced manufacturing technologies. While all semiconductor manufacturing can be described as a battle with dust, a particularly clean environment is required for the manufacture of a CCD. Precisely creating ultrafine photodiodes, data transmission paths, and terminals requires the use of highly sophisticated control and processing technologies.



A worker clothed in a special uniform that does not generate dust particles



FUJIFILM Microdevices Co., Ltd. (Miyagi, Japan)

Part 2 Fujifilm's Ultrahigh Image Quality Digital Image Processing Software and Other Image Processing Technologies Accumulated in the Imaging & Information Field

Image Intelligence™ Positioning Fujifilm as a Leader in the Digital Imaging Market

Huge Image Database and Powerful Image Design Technology

Image Intelligence™ technologies utilize ultrahigh image quality digital image processing software that draws on the huge image database Fujifilm has built up over many years to accurately determine photographic objectives and appraise conditions when taking pictures. The supplementation of film cameras with digital cameras and camera-phones, or mobile phones with camera functions, has led to a rise in the diversity of picture-taking methods. This and a rise in the variety of image outputting methods, such as color paper, printers, and LCDs, is spotlighting the benefits of Image Intelligence™'s capabilities for optimizing images regardless of the combination of picture-taking and outputting methods. These technologies, which only Fujifilm has realized, are on the leading edge of progress in the field of consumer imaging as well as in such fields as medical imaging and graphic arts, where they are dependably providing optimal high-quality images.

Sophisticated Scene Analysis and Image Expression Algorithms

Image Intelligence™ image processing technologies fall into two categories: scene analysis technologies and image expression technologies. Scene analysis technologies draw on huge image databases and computer vision technologies*1 to analyze light sources, light intensity, and other characteristics of photographic scenes. They also automatically analyze objects to be photographed and inferentially determine the photographer's intentions. Based on the resulting scene analysis data, image expression technologies perform backlight compensation and other types of adjustments for such individual elements of photographic scenes as the human form, facial color, clothing, and background. Image expression technologies also prepare the image data for optimal viewing based on consideration of the relevant viewing mode type (color paper, printing-use paper, X-ray film, LCD monitor, etc.).

*1. Computer vision technology is designed to determine the significance of photographed objects in images. Through its base in California's Silicon Valley, Fujifilm engages in cooperative activities with academic and research institutions and thereby obtains expertise on such technologies as face recognition and object understanding.



Original Image


Image Intelligence™



Optimized Image after Image Processing

Scene Analysis Technologies/Algorithms

Face Recognition
Light Source Recognition



Optimizing this photo of a bride entailed using face recognition technology to find the face in the scene as well as deducing the sources of light in the room based on an analysis of white and gray points.
Next, an automatic analysis was made of the shooting environment, which determined that the photograph could be taken without a flash but that the ambient light would create backlighting, throwing the bride into shadow.

Analysis data and data from the image database are compared and used to optimize the photograph.

Image Expression Technologies/Algorithms

White Balance Adjustment



Control of sharpened granularity





Adjustments help to make the photograph more vivid by making clearer the whiteness of the dress, by ensuring that flesh tones look smooth and healthy, and by emphasizing the sharp outlines of such objects as the tiara.

Note: Image Intelligence™ is a trademark of Fuji Photo Film Co., Ltd.

Image Intelligence™ Applications in Diverse Fields

Consumer Imaging

Prints that Realize Photographers' Expectations

In photographing people, it is particularly important to optimize facial color saturation levels and tones. In the past, photographs with excessive color saturation were adjusted and optimized by minilab staff operators, but Fujifilm's Frontier series of digital minilabs incorporate Image Intelligence™ software that examines images, automatically measures color saturation, and then performs analyses to determine the ideal color saturation level. This process of optimization is carried out the same way in every photo shop with the Digital Minilab Frontier so that customers can be confident of obtaining consistently high-quality prints.

In the field of images taken with camera-phones, the pixabase2 image conversion software for NTT DoCoMo's i-shot service also incorporates Image Intelligence™, which can increase the clarity and the picture quality of even very small pictures.



Digital Minilab Frontier 340

Medical Imaging

Extracting More Information from an X-Ray

Individual X-rays contain abundant diagnostic information, and it is crucial to preserve that information and facilitate its visual recognition. Fujifilm is a pioneer in the development and marketing of Fuji Computed Radiography digital X-ray diagnostic systems, which employ Image Intelligence™ technologies to analyze X-rays as they are obtained and use the resulting data to automatically optimize the image density and contrast so that information in indistinct image portions is more clearly portrayed. These image processing technologies enable doctors to make more-accurate diagnoses with greater efficiency. Moreover, computerized diagnostic support technologies can employ Image Intelligence™ technologies to analyze images with the goal of identifying and indicating anomalous portions. In the field of mammography*2, Fujifilm is proceeding with the development of CAD technologies that automatically detect suspicious portions of an X-ray and indicate them to doctors.



FCR XG-1 (Fuji Computed Radiography System)

*2. Mammography: X-ray examination of the breasts

Graphic Arts

Color Management System for More-Sophisticated Color Reproduction

As seen in the growing adoption of such digital graphic arts systems as computer-to-plate (CTP), the use of digital technologies in commercial printing processes is progressively expanding, making it increasingly important to develop more-sophisticated color reproduction technologies. Images in printed materials represent colors with cyan, magenta, yellow, and black dots (CMYK*3). Image Intelligence™ technologies can increase the quality of such images and make them more similar to photographic prints by performing scene analyses of the RGB*4 images from digital cameras and scanners, so that color reproduction is optimized when the RGB images are converted into the CMYK images of printed materials. In addition, by linking together printing diagnostic technologies and sophisticated color-matching technologies, processes from image inputting through print outputting can be supported with integrated color standard production and color management capabilities.



Lanovia Quattro scanner



Consumer Imaging
sRGB Print (FDi Service)
Automatic Optimization (Frontier)
Hyper ACCS
Monitor Color Matching (Pictrography)
Hyper Tone (Frontier)
Hyper Sharpness (Frontier)
Red-Eye Elimination (Frontier)
ACCS: Advanced Computerized Color Scanner (Minilab)
Image Intelligence
FFCMS: Fujifilm Color Management System
Pictro Proof
Speed Proof
Final Proof
Fuzzy Auto-setup (Lanovia Quattro)
Co-Res SCREENING (Luxel CTP)
Arts
CMYK imaging
PEM: Pattern Enhancement for Mammography (FCR)
Medical Imaging
EDR: Exposure Data Recognizer
DRC: Dynamic Range Control (FCR)
CAD: computer aided detection (FCR)
MFP: Multi-objective Frequency Processing (FCR)

*3. CMYK images are composed of the three primary printed colors—cyan, magenta, and yellow—along with black.
*4. RGB images are composed of the three primary colors of light red, green, and blue. Color televisions produce images using these three colors.
*5. Televisions can modulate color reproduction by varying the brightness of each color element, while colors in printed materials are modulated by varying the size of individual colored dots.



pixabase2 Image Conversion Software
The pixabase2 can increase the clarity and quality of pictures taken in diverse situations using mobile phones with camera functions.

Imaging Solutions

The Imaging Solutions segment includes businesses related to color film, film cameras, digital cameras, lab equipment, and color paper, chemicals, and services for photofinishing.

Consolidated revenue in this segment rose 5.9%, to ¥831.0 billion, supported by a surge in digital camera sales centered on North America and Europe.

Photographic Films

As an official sponsor of the 2002 FIFA World Cup Korea/Japan™, Fujifilm took the opportunity to undertake diverse promotional campaigns related to the World Cup throughout the world, thereby expanding demand for its photographic film products. Regarding color negative film, we launched the new Superia X-TRA 400, a 35mm high-speed film producing exceptional image quality and smooth granularity.

In one-time-use recyclable cameras, the FUJICOLOR QuickSnap, which was developed based on the concept of "a camera anyone can easily use to take pictures anytime, anywhere," has been greatly appreciated throughout the world, and the total number of one-time-use recyclable cameras shipped worldwide by the Fujifilm Group has reached one billion*1 since their appearance on the market in 1986. Fujifilm is committed to the timely development of additional one-time-use recyclable camera models tailored to customer needs.

Regarding motion picture films, the REALA 500D, the world's first motion picture film that incorporates 4th Color Layer Technology, contributed greatly to sales.

*1. As of November 2002

Film Cameras

In film cameras, the Zoom Date 1300, which is the world's smallest and lightest*2 35mm 4.6x zoom*3 camera, and the 35mm compact camera Zoom Date F2.8, with a bright ultrawide F2.8/24mm lens, have been highly appreciated by the market. The stylish APS compact camera Nexia Q1, continues to record surging sales worldwide.

With respect to medium format cameras, we began the domestic marketing of the GX645AF Professional, a 6 x 4.5 format auto-focus SLR camera with interchangeable lenses that was developed in collaboration with Victor Hasselblad AB.

Aiming to further strengthen its film camera business, Fujifilm brought together the marketing operations of Fuji Photo Film Co., Ltd., and the manufacturing operations of Fuji Photo Optical Co., Ltd. Fuji Photo Optical now has integrated both the manufacturing and marketing functions and is responsible for marketing activities in Japan and overseas. This change is designed to enable Fujifilm to more speedily develop products with ever-greater appeal.

Regarding instant cameras, Fujifilm continues to expand and strengthen its popular instax mini series, which produces credit-card-sized instant photos. Newly introduced models include the multifunctional and stylish instax mini 30i and the highly compact and lightweight, high-performance instax mini 55. The Company is sustaining its efforts to emphasize the special appeal of instant photography—being able to enjoy pictures on the spot.

*2. Smallest and lightest 35mm compact camera with 4x zoom or greater, as of July 1, 2002

*3. World's most powerful zoom in a 35mm compact camera, as of July 1, 2002

Digital Cameras

The popularity and sophistication of digital cameras have continued to rapidly increase. In this operating environment, Fujifilm recorded very strong sales, particularly in Japan, of the FinePix F401 with the 3rd-Generation Super CCD, which produces ultrahigh sensitivity and high-quality images. Fujifilm increased its market share in North America and Europe, reflecting robust sales of such products as the FinePix A303, which was designed to be even more compact and lightweight through the use of the xD-Picture Card™.

In March 2003, Fujifilm further bolstered its digital camera lineup by launching the FinePix F410, incorporating the 4th-Generation Super CCD HR, which has increased pixel counts through advanced miniaturization technology.


33.2%

Proportion of Revenue from Imaging Solutions Segment to Total Revenue


743.3
784.6
831.0
'01
'02
'03

Revenue
(Billions of yen)


FUJIFILM
X-TRA
New
400
SUPERIA

Superia X-TRA 400



At the same time, we unveiled the FinePix F700, with the 4th-Generation Super CCD SR, which uses a mechanism analogous to that of color negative film to deliver a wider dynamic range.

Great growth is expected in demand for CCDs used in mobile phones with camera functions, and Fujifilm has begun supplying the Super CCD sensors to mobile phone manufacturers. The Super CCD sensors have been highly evaluated as enabling unprecedented high levels of sensitivity and image quality.

As competition in the digital camera markets remains fierce, Fujifilm is upgrading its Groupwide R&D and production program for key digital camera related devices and striving to enhance its cost-competitiveness, while strengthening the FinePix brand.

Photofinishing-Related Products and Services

The introduction of digital equipment in the minilab market is proceeding rapidly. Fujifilm's Digital Minilab Frontier series has been very highly acclaimed as its incorporation of Fujifilm's proprietary Image Intelligence™ sophisticated digital image-processing software makes it possible to provide ultrahigh-quality prints as well as a wide variety of digital imaging services. Consequently, sales of Digital Minilab Frontier systems have been growing steadily throughout the world. At the end of 2002, Fujifilm further strengthened the Frontier family by launching the Frontier 340, a compact model that features a high processing capacity and easy operation, thereby reinforcing its leading position in the digital minilab market.

The rapid rise in the popularity of digital cameras and camera-phones has greatly expanded the market for prints from digital cameras. Against this background, Fujifilm is endeavoring to promote the expansion of the digital print service infrastructure by introducing its Digital Minilab Frontier systems and Printpix digital print systems. At the same time, Fujifilm is striving to expand demand for prints of digital photos by continuously implementing campaigns that encourage people to experience first-hand the process of obtaining, at print shops or via the Internet, high-quality photographic prints from photos taken with digital cameras.



FUJICOLOR QuickSnap


FUJIFILM
F410
FUJIFILM
A303

FinePix F410

FinePix A303


Frontier 340

Frontier 340

Information Solutions

This segment includes materials and equipment for graphic arts, medical imaging and information systems, LCD materials, and recording media.

Consolidated revenue in this segment rose 5.7%, to ¥724.3 billion, owing to such factors as the continued robustness of LCD materials sales.

Graphic Arts System Products

As the use of digital technologies in the graphic arts industry steadily increases, Fujifilm is striving to promote growth in the sales of such digital products as computer-to-plate (CTP) systems.

In electronic imaging (EI) equipment, we bolstered our lineup by launching the high-speed violet-laser digital platesetter Luxel V-9600 CTP in North America and Europe and the high-speed B1 digital color proofer Luxel SPEEDPROOF 9000 in Japan.

To operate its graphic arts business in the Japanese market more rapidly and efficiently, in April 2003, Fujifilm combined the marketing division of Fuji Photo Film and Process Shizai Co., Ltd., one of Japan's largest distributors for the graphic arts industry, and formed a new consolidated subsidiary, FUJIFILM Graphic Systems Co., Ltd.

Regarding manufacturing, our U.S. manufacturing subsidiary, Fuji Photo Film, Inc., announced the construction of a new factory for the production of CTP printing plates in response to growing demand in North America. Construction is set to begin immediately, and Fujifilm aims to begin production before the end of 2004.

Medical Imaging Products

In medical imaging products, demand for electronic imaging systems and dry medical imaging film products increased against the background of a continued rise in health care facilities' use of digital diagnostic imaging technologies and information networks. Reflecting this, Fujifilm's sales of such products grew smoothly.

Regarding digital X-ray diagnostic system products, sales of the FCR series, offering a complete product lineup from the "popular" model to high-end machines, continued to be robust in the Japanese market. In North America and Europe, the introduction of SYNAPSE next-generation medical networking software progressed and sales of the FCR series and other digital medical equipment increased, enabling the Company to considerably expand its market share.

The general trend of replacing wet-process imagers with dry imagers helped to maintain robust demand for dry imagers, and Fujifilm augmented its DRYPIX series of dry laser imagers with the launch of the DRYPIX 7000, which offers the top levels of high-speed, large-volume processing capabilities and high image quality in its class. Having thus created an array of products that meets the diverse needs of customers ranging from large-volume users to small-volume users, we energetically worked to expand sales of those products.

Our U.S. manufacturing subsidiary, Fuji Photo Film, Inc., which has been handling certain medical film operations, completed a new factory for the totally integrated manufacturing of dry medical imaging film in March 2003. This has enabled Fujifilm to provide the North American medical community with the highest quality and best medical imaging film in a more timely manner.

LCD Materials

The shift from cathode ray tubes (CRTs) to LCDs for personal computer monitors and the increasing size of LCD panels helped Fujifilm maintain strong sales of its WV Film, which is used to widen LCD viewing angles. In light of projections of further strong growth in the market for LCD materials, Fujifilm reevaluated its supply capability and proceeded with plans to build new manufacturing facilities and expand existing ones. Our domestic manufacturing subsidiary FUJIFILM Opt Materials Co., Ltd., began operating a new FUJITAC production plant in March 2003.


28.9%

Proportion of Revenue from Information Solutions Segment to Total Revenue


640.0
685.3
724.3
'01
'02
'03

Revenue
(Billions of yen)



Luxel V-9600 CTP



Recording Media

Amid rising demand for high-density, high-capacity data storage systems, Fujifilm worked to expand sales of LTO Ultrium 1 data cartridges, which have become a leading mid-range computer backup tape product, while strengthening its data storage media product lineup with the launch of Super DLTtape™ I data cartridges and LTO Ultrium 2 data cartridges. Fujifilm will continue to hold the leading position in the data storage media market.

In the professional-use videotape market, the shift to digital formats accelerated, and Fujifilm strove to expand sales of digital videocassettes, such as MPEG IMX and HDCAM.

In consumer media, the full-scale diffusion of video-use DVD recorders is expected to support a large rise in demand for DVD media. Accordingly, Fujifilm endeavored to strengthen its digital media product lineup including DVD disks, while working to expand sales of those products.

Drawing on our proprietary technology such as Advanced Super Thin Layer & High Output Metal Media (ATOMM) technology and next-generation NANOCUBIC technology, Fujifilm is playing an important role in the development of next-generation, high-capacity data storage systems and proactively moving forward with the marketing of recording media for those systems.

Notes: 1. LTO and Ultrium are trademarks of HP, IBM and Certance in the US, other countries or both.
2. Super DLTtape is a trademark of Quantum Corporation.


FUJIFILM
LTO
Ultrium 2
200GB/400GB
FUJIFILM
Super
DLTtape I
220/320GB

LTO Ultrium 2

Super DLTtape™ I



DRYPIX 7000

FCR 5000MA plus

Document Solutions

Fuji Xerox Co., Ltd., a consolidated subsidiary, engages in Document Solutions operations comprising copying machines, printers, fax machines, and consumables for document service applications in offices.

Consolidated revenue in this segment grew 2.1%, to ¥950.4 billion, owing to such factors as a rise in the domestic sales of the DocuCentre Color series of digital multifunction copying machines, the start of full-scale exports of that series to the Asia-Oceania region as well as to North America and Europe, and the expansion of laser printer sales due to the acquisition of the laser printer operations of NEC Corp. and Fujitsu Ltd.

Copying Machines

In the domestic copier market, the continued rapid shift to color copying machines generated strong demand, but demand for conventional and multifunction monochrome copying machines dropped. As a result, total shipment volume in the market declined slightly.

Fuji Xerox strengthened its DocuCentre Color 400 CP/320 CP digital color multifunction machine lineup with the launch of the DocuCentre Color 240 CP, thereby maintaining its top share of the digital color multifunction machine market in unit volume terms. Fuji Xerox also proceeded with its strategy of providing high-added-value services using the network printing capabilities of digital color multifunction machines installed at the nationwide convenience stores of Seven-Eleven Japan Co., Ltd. It became the first in the industry to enable customers to securely obtain high-quality printouts of previously recorded and registered electronic documents.

Overseas sales surged considerably, reflecting the launch of DocuCentre Color series products in the Asia-Oceania region, North America, and Europe. A particularly large rise in sales volume was achieved in China, due to such factors as the local launch of newly developed low-end digital copying machines provided at affordable prices.

Information-Related Equipment

In the domestic laser printer market, the color laser printer shipment volume recovered at a double-digit rate, but the shipment volume for monochrome products dropped, owing to such factors as the restraint of IT investment and a shift to color printers. Thus, the total shipment volume decreased for the second consecutive year.

Amid these conditions, Fuji Xerox recorded strong sales of its compact and affordably priced DocuPrint 360/260 A3-capable laser printers and strengthened its laser printer lineup with the launch of the DocuPrint C3530, which incorporates a microtandem laser engine that enables 35-page-per-minute, high-speed printing in both color and monochrome modes. An additional contribution to sales was made by the full-scale commencement of laser printer operations obtained from NEC in the previous fiscal year. The acquisition of Fujitsu's printer systems operations has enabled Fuji Xerox to add super-high-speed continuous sheet printers to its product lineup for the first time, enabling it to offer a diverse selection of printer products ranging from low-speed to super-high-speed models.

In product development achievements, Fuji Xerox's DocuPrint 181/211 laser printers were awarded the Natural Resources and Energy Agency Director-General Prize within the Grand Energy Conservation Prize program of the Energy Conservation Center, Japan, in recognition of those products' low electric power consumption and recycling-friendly designs. In addition, because the new image-fixing method of the DocuCentre Color 400 CP/320 CP digital color multifunction machine series has enabled both reduced warm-up times and high productivity, the series was awarded the Natural Resources and Energy Agency Director-General Prize within the Superior Energy-Saving


37.9%

Proportion of Revenue from Document Solutions Segment to Total Revenue


931.2
950.4
'01
'02
'03

Revenue
(Billions of yen)

Note: Because the Document Solutions segment was established in the fiscal year ended March 31, 2002, only the results for the years ended March 31, 2003 and 2002, are given here.



Product Awards program of the Japan Machinery Federation.

Turning to new business fields, Fuji Xerox began offering an array of "beat" IT services for medium-sized and small businesses that provide for the creation, maintenance, and operation of network environments. Having pioneered the development of the vertical cavity surface emitting laser (VCSEL), which is capable of transmitting more than 10 gigabits of data per second, Fuji Xerox has positioned itself to establish a new base of business in the field of leading-edge optical communications technologies.

Outlook

Based on its "Open Office Frontier" business vision, Fuji Xerox is progressively transforming its core business of copier operations into an office services business that provides customers with diverse document management support services. In this way, the company is seeking to create new value in line with customer needs. To augment its global competitive capabilities, Fuji Xerox is strengthening its development and manufacturing bases and stepping up its cost-reduction programs. At the same time, it is working to expand its operations by proactively investing management resources in the strategic growth market of China. Fuji Xerox's management approach emphasizes hands-on management techniques, pragmatism, and tangible results. Based on this, Fuji Xerox is endeavoring to rigorously maintain consistently high-quality standards that inspire customer confidence and promote the company's continued dynamic development.



DocuPrint 260



DocuPrint C3530



DocuCentre Color 320 CP

Japan

Performance

Sales of the FinePix series of digital cameras and WV Film for LCDs continued to be robust, and sales of the DocuCentre Color series of digital color multifunction machines were also strong.

Consolidated revenue in this region declined 1.9%, to ¥1,330.1 billion.

New Factory for Manufacturing FUJITAC and WV Film for LCDs

To respond to rapid growth in the LCD market, Fujifilm is increasing its supply capabilities for LCD materials. Manufacturing subsidiary FUJIFILM Opt Materials Co., Ltd., began operating a new FUJITAC production plant in March 2003 and proceeded with the construction of two additional manufacturing facilities—one for WV Film, used to widen viewing angles in LCDs, and one for FUJITAC, a polarizer protection film—which are scheduled to begin operating in February 2004 and August 2004, respectively. Fujifilm intends to continue proactively working to expand its LCD material business centered on four products—FUJITAC, WV Film, Transer, and CV Film.

Merger of Distribution Subsidiaries

Since making Fuji Xerox a consolidated subsidiary in March 2001, Fujifilm has striven to realize additional synergies within the Fujifilm Group. Aiming to strengthen the Fujifilm Group's distribution system while increasing efficiency and reducing costs, we merged our distribution subsidiaries—FUJIFILM Logistics Co., Ltd., which remains, and Fuji Xerox Distribution Co., Ltd.—effective April 1, 2003.

Topics

DocuWorld® 2002

Open Office Frontier

Fuji Xerox announced its new "Open Office Frontier" business vision at DocuWorld® 2002 held in October 2002 to celebrate the 40th anniversary of the company's founding. "Open Office Frontier" refers to Fuji Xerox's goal of helping corporate customers expand their businesses and enhance their operational efficiency, intellectual competitiveness, and creativity by enabling them to broaden their scope and capabilities through Fuji Xerox's document management services. While conventional document management services are generally carried out within single companies, services based on the "Open Office Frontier" concept can also operate outside offices to facilitate cooperation among companies, thereby allowing customers to better cope with the demands of an emerging era characterized by the increasing diffusion of ubiquitous networking as well as a need for innovative modes of intercompany collaboration. DocuWorld® 2002 presented the "Open Office Frontier" business vision as well as the services and technologies expected to realize this vision in the near future.


53.1%

Proportion of Revenue from Japan Segment to Total Revenue


FUJIFILM

FUJIFILM Opt Materials Co., Ltd. (Shizuoka, Japan)

Open Office Frontier


Next World

The "Open Office Frontier" concept is presented at DocuWorld® 2002.

The Americas

Performance

Supported by such factors as a surge in sales of the Digital Minilab Frontier series, sales of color photographic paper rose at a double-digit rate. Also popular was the FinePix series of digital cameras, which recorded strong performance in terms of sales and market share.

Consolidated revenue in this region rose 8.8%, to ¥562.8 billion.

Fuji Photo Film, Inc., Introduces New Medical Products and Announces Further Expansion

As continued growth in the digitization of diagnostic imaging has also supported rising demand for dry medical imaging film in North America, Fuji Photo Film, Inc., based in Greenwood, South Carolina, in the United States, has been proceeding with the expansion of its medical-use film factory. In March 2003, the company completed that facility and began operating an integrated manufacturing system that performs a full range of manufacturing processes, from coating to processing. Because the range of products manufactured at the facility has been expanded to include dry medical imaging film, Fujifilm has significantly upgraded its systems for efficiently supplying customers throughout North America with our high-quality medical imaging products and related services.

In response to the rising use of computer-to-plate (CTP) printing systems, the company announced the expansion of its pre-sensitized (PS) plate factory for production of CTP printing plates. Requiring an investment of approximately $100 million, the expansion is scheduled to be completed before the end of 2004.

Topics

Regional Contribution through Providing Fujifilm Blimp

Since it first appeared at the 1984 Los Angeles Olympics, the Fujifilm blimp has made diverse contributions to regional societies while serving as a striking symbol of the Company. In 2002, the blimp provided an aerial security platform over the weeklong Fleet Week activities in New York City, and it also has helped with one of the Woods Hole Oceanographic Institution's environmental conservation projects by providing an aerial platform for High Definition video imaging surveillance of right whales.

Support for Water Quality Protection Project in South Carolina

Since its establishment in 1988, Fuji Photo Film, Inc., has done its utmost to engage in activities that contribute to environmental preservation, improved medical care and education, and other societal objectives in the regions where it operates. In line with its traditional proactive approach to societal contributions, the company recently contributed $500,000 to a public/private partnership project for the protection and enhancement of the water quality and overall health of the watershed in South Carolina, which includes Lake Greenwood. Aiming to be an outstanding corporate citizen, Fujifilm places strong emphasis on partnership with and contributions to regional society through a variety of activities related to environmental protection and other issues.

PMA 2003

Smart Solutions for Tomorrow

The PMA events are the largest photography industry trade shows in the United States, and Fujifilm had a large presence at PMA 2003, which was held in Las Vegas in March 2003. Under the slogan "Smart Solutions for Tomorrow," the Company displayed diverse products, services, and solutions that "anyone can easily use anytime, anywhere" to create beautiful high-resolution images, and it thereby presented itself as a "reliable business partner."


22.5%

Proportion of Revenue from The Americas Segment to Total Revenue


HDCAM

Bill Lange, Research Specialist at the Advanced Imaging and Visualization Laboratory of the Woods Hole Oceanographic Institution, relies on Fujifilm HD331 videocassettes as he shoots out of the Fujifilm blimp window.


FUJIFILM

The Fujifilm blimp flies over the Statue of Liberty.

Europe

Performance

Sales of the FinePix series of digital cameras, handled chiefly by principal dealers, surged in sales volume, and sales of the Digital Minilab Frontier series were also robust.

Consolidated revenue in this region rose 18.0%, to ¥333.7 billion.

Marketing Companies Established in Poland, Czech Republic, Slovakia, and Italy

Fujifilm's headquarters in Europe, Fuji Photo Film (Europe) GmbH, recently established marketing companies in Poland, the Czech Republic, Slovakia, and Italy. In view of the huge changes under way in Europe—such as the monetary integration in 2002 and the forthcoming enlargement of the European Union in 2004—Fuji Photo Film (Europe) has been seeking to expand and strengthen its marketing systems so that it can accurately respond to local needs and expeditiously supply products and services.

Topics

Sponsorship of 2006 FIFA World Cup Germany™

Fujifilm has renewed its sponsorship contract with FIFA and will extend its support of world football, including involvement in the FIFA World Cup™ for the seventh consecutive time since the event was held in Spain in 1982.

With approximately 240 million registered players worldwide, football is the most popular sport in the world. During the 2002 FIFA World Cup Korea/Japan™, about 2.7 million spectators filled the stadiums and a total of roughly 30 billion fans watched the action on television. The number of spectators and TV viewers for the 2006 event is expected to exceed these figures. As an Official Partner of the 2006 FIFA World Cup™, Fujifilm will devote all efforts to fulfill the essential role of capturing precious moments, offering the latest in digital technology to contribute to the success of the tournament.

Official Imaging Partner of Manchester United Football Club

Fujifilm has concluded a five-year contract making it a global sponsor of the Manchester United Football Club, which boasts some of the world's most famous players and is unquestionably one of the top teams in the world in terms of both competitiveness and popularity. As the official imaging partner of the world-renowned club, the Company has exclusive worldwide rights to sell Manchester United official images.

Photokina 2002

POWERED by FUJIFILM

The Photokina events are the world's largest photography/imaging shows. At the Photokina 2002 event held in Cologne, Germany, in September 2002, Fujifilm had an expansive booth that was organized under the slogan "POWERED by FUJIFILM" and designed to present the message that "As the leader in the photo-imaging industry, Fujifilm empowers the marketplace and the consumer."


DISCOVER
NEW WORLDS!
Sweden
Great Britain
Denmark
Netherlands
Germany
Poland
Belgium
France
Spain
Italy
The FUJIFILM-family is growing...


13.3%

Proportion of Revenue from Europe Segment to Total Revenue



2002 FIFA World Cup Korea/Japan™



Fuji Photo Film (U.K.) President Toshio Nakamura with Manchester United players Diego Forlan and Juan Veron


POWERED by FUJIFILM

Fujifilm's demonstration stage at Photokina 2002

Asia and Others

Performance

Fujifilm began marketing the DocuCentre Color series of digital color multifunction machines in the Asia-Oceania region during the fiscal year under review. The Company also proactively proceeded with measures to expand its manufacturing and marketing systems in the region, particularly in China, which has markets that are expected to grow greatly.

Consolidated revenue in this region rose 13.4%, to ¥279.1 billion.

Fuji Photo Film (China) Investment Co., Ltd., Obtains "China Regional Headquarters" Status

Shanghai's municipal government has given "China regional headquarters" status to Fuji Photo Film (China) Investment Co., Ltd., a wholly owned subsidiary of Fujifilm, based on "Provisional Regulations on Encouraging Multi-National Corporations to Establish Regional Headquarters in Shanghai." As the Chinese market continues to grow and prosper, Fuji Photo Film (China) Investment was established in April 2001 to serve as a means of more actively investing in new Fujifilm businesses; promoting the localization of manufacturing, marketing, and R&D systems in China; and providing high-quality products incorporating the most advanced technologies to Chinese consumers. Fuji Photo Film (China) Investment's "China regional headquarters" status will enable Fujifilm to expand its operations in China with even greater dynamism than previously.

Fuji Xerox Consolidates Asia-Oceania Business Headquarters Functions in Shanghai

Start of the Full-Scale Development of Chinese Business Operations Focused on Direct Sales and Services

In April 2003, Fuji Xerox shifted its Asia-Oceania business headquarters functions from Tokyo to Shanghai and created a quadripartite system of cooperation with satellite headquarters in Singapore, Sydney, and Tokyo. These moves were designed to promote the horizontally oriented development of operations in the Asia-Oceania region, particularly in rapidly growing Chinese markets. Fuji Xerox intends to sustain and augment its strategic investments aimed at expanding its operations in the Asia-Oceania region, which have been an engine of growth in the Document Solutions business. At the same time, the company will strive to build systems for direct sales and maintenance services so that it can provide higher quality products and support services to Chinese customers.


Shanghai
Tokyo
Singapore
Sydney

Fuji Xerox's new quadripartite system for business in the Asia-Oceania region


11.1%

Proportion of Revenue from Asia and Others Segment to Total Revenue

Lenses for Mobile Phones with Camera Functions

High-Performance Lenses that Make Camera-Phones Capable of High Image Quality

Fuji Photo Optical has pioneered the development and supply of lens units that are key devices for camera-phones with 1 million or more pixels. While the lens units are extremely small, they offer high levels of image resolution even in image peripheries and feature reduced levels of the optical aberration that can cause color blurring. Moreover, the units are highly durable and reliable, being less sensitive to such factors as temperature changes. Incorporating three lenses—one molded glass aspherical lens and two plastic aspherical lenses—the lens units were engineered using leading-edge lens processing and assembly technologies. As the top manufacturer of pickup lenses for CD and DVD drives, Fuji Photo Optical has accumulated considerable expertise regarding plastic lenses, and it has the world's largest production capacity for these plastic lenses, surpassing 40 million lenses per month. In the future, Fuji Photo Optical intends to use its special strengths to earn more than 50% of the camera-phone lens market, which is projected to grow considerably.



Lens units for camera-phones, adjacent to a ruler with 1mm gradations

Graded-Index Plastic Optical Fiber

Ideal for Home Networking Use in the Broadband Age

In view of the rapid increase in the volume and speed of data transmission on today's networks, Fujifilm has used the technologies that it has accumulated over many years in the fields of optical-designing and organic-compound designing techniques to develop Graded-Index Plastic Optical Fiber (GI-POF), which is capable of high-speed data transmissions of more than 1 gigabit per second. Moreover, the new GI-POF has a large diameter and is highly resistant to heat and humidity, easily workable and low-cost. In the emerging broadband era, the new GI-POF is expected to find extensive applications in home networking and diverse industrial-use signal transmission systems. In the future, the Fujifilm Group expects that it will be able to use its GI-POF in combination with the vertical cavity surface emitting laser (VCSEL) described below and other Group optical material products to take up the challenging task of creating high-speed optical data transmission systems.


Satellite antenna
Camera
Display
Silica-based optical fiber
PC
IP phone
HDTV
Information distribution board
Information outlet socket
GI-POF

Future home networking

Vertical Cavity Surface Emitting Laser

Compatible with 10 Gigabit Ethernet

Drawing on its exclusive semiconductor laser technologies, Fuji Xerox has developed a VCSEL compatible with the new 10 Gigabit Ethernet (10GbE) standard for high-speed optical communications. This new laser and the 2.5-gigabit-per-second VCSELs marketed by Fuji Xerox since December 2001 are expected to be key devices in the broadband era. It is also expected that they will facilitate the acceleration of office and home communications infrastructure capabilities throughout the world.



Vertical cavity surface emitting laser

Blue-Violet Laser Write-Once, Read-Many Optical Discs

New Organic Dye Coating Technology Ideally Suited to Mass Production

Fujifilm has developed next-generation, blue-violet laser write-once, read-many (WORM) optical discs that are produced using the Company's exclusive, high-productivity, ultrahigh-precision spin coating technology to apply an in-house developed organic dye to an optimized substrate. The new single-sided, 12cm-diameter discs offer storage capacities of up to 23.3 gigabytes, approximately five times the capacity of current DVDs. This capacity will allow for the recording of up to two hours of the high-definition digital television broadcasting that is expected to gain widespread acceptance in the near future.

Based on the "Fujifilm Group Green Policy," the Fujifilm Group is proactively implementing diverse environmental protection measures designed to achieve sustainable development.

Improving Eco-Efficiency

It is important for business enterprises to maintain a balance between economic efficiency and environmental benefit while implementing their environmental protection activities. In evaluating the effectiveness of its own environmental protection activities, Fujifilm believes that environmental impact indices alone are not sufficient—environmental protection performance should be monitored and managed based on eco-efficiency indices that reflect both the economic value and the environmental impact of corporate activities.

In fiscal 2003, the Fujifilm Group adopted the following definition of eco-efficiency and set itself new goals for improving eco-efficiency by fiscal 2010.

The Fujifilm Group's Definition of Eco-Efficiency

Eco-Efficiency = Revenue/Value of Environmental Burden

Value of Environmental Burden Categories

a) CO_2 emissions
b) Amount of input in natural resources
c) Volume of volatile organic compound (VOC) emissions into the atmosphere
d) Amount of container packaging material used
e) Amount of waste generated
f) Amount of input in water

Improving Eco-Efficiency

For each of the environmental burdens listed above, we plan to double fiscal 2000's eco-efficiency levels by fiscal 2010.

Design for Environment

As seen in its recycling-oriented production systems for one-time-use recyclable cameras, the Fujifilm Group has already made considerable progress in reducing environmental impact through the development of environmentally conscious products.

To spur on these efforts, we reviewed the framework for our "Design for Environment" program and established our "Basic Rules for Design for Environment," which apply to all product categories. The full-scale implementation of these new rules began in fiscal 2002. Beginning in the current fiscal year, the rules will progressively apply to new and remodeled products manufactured at both domestic and overseas subsidiaries.

The Company uses the Life Cycle Assessment (LCA)*[1] technique to evaluate the environmental impact caused by its products and discloses this information within the EcoLeaf environmental label*[2] format.

*1. Life Cycle Assessment (LCA): A method for the quantitative evaluation of environmental impact and resource consumption impact generated throughout the life cycle of a given product—from raw material extraction, development, manufacturing, distribution, usage, disposal, and recycling processes. The assessment involves the use of such environmental impact data as those related to CO_2 generation volumes.

*2. EcoLeaf environmental label: Designed for the disclosure of environmental information compiled based on LCA data. The Ministry of Economy, Trade and Industry of Japan's Environmental Management Association for Industry launched the EcoLeaf program in June 2002.


EcoLeaf environmental label for QuickSnap


EcoLeaf environmental label for FinePix F410

(As of June 27, 2003)

Board of Directors


Minoru Ohnishi
Chairman, Director


Shigetaka Komori
President and Chief Executive Officer, Representative Director


Yasuo Tanaka
Senior Executive Vice President, Representative Director


Kotaro Aso
Director


Nobuyuki Hayashi
Director


Takashi Matsushima
Director


Akikazu Mikawa
Director


Yoshiharu Ohgaki
Director


Goro Uehara
Director


Shigenori Moriuchi
Director


Keigo Shioya
Director


Toshio Takahashi
Director


Hidenobu Fukunaga
Director


Hisatoyo Kato
Director

Operating Executives

President and Chief Executive Officer
Shigetaka Komori

Senior Executive Vice President
Yasuo Tanaka

Executive Vice Presidents
Kotaro Aso
Nobuyuki Hayashi
Takashi Matsushima
Akikazu Mikawa

Senior Vice Presidents
Yoshiharu Ohgaki
Goro Uehara
Shigenori Moriuchi
Keigo Shioya
Toshio Takahashi
Hidenobu Fukunaga
Hisatoyo Kato
Yousuke Uchida
Hirokuni Watanabe
Takeshi Tanaka

Corporate Vice Presidents
Hirofumi Yanagida
Nobuaki Miyasaka
Tadashi Sasaki
Hiroshi Hara
Shinpei Ikenoue
Kohtaro Nakamura
Yoshiteru Sata
Keiichi Inuzuka
Atsushi Yoneda
Nobuhira Takagi
Koji Kamiyama
Tsutomu Sugisaki

Fellow
Shunji Takada

Corporate Auditors

Yoshihiro Akaishi
Kenichi Kamiya
Akiro Kojima
Kiichiro Furusawa

Financial Section

Fuji Photo Film Co., Ltd. and Subsidiaries

Results of Operations

Revenue

During the fiscal year ended March 31, 2003, consolidated revenue totaled ¥2,505.7 billion, a 4.4% increase from the previous fiscal year, reflecting strong sales of digital cameras and other digital products. Although a decline in selling prices exerted downward pressure on revenues, total revenue increased owing to such factors as a rise in sales volume and the inclusion of additional companies within the scope of consolidation. Domestic revenue declined 1.9%, to ¥1,330.1 billion, while overseas revenue surged 12.4%, to ¥1,175.6 billion. Factors behind the rise in overseas revenue included growth in sales of digital cameras in North America and Europe and the inclusion within the scope of consolidation of Enovation Graphic Systems, Inc., a U.S.-based graphic arts marketing company, from the previous fiscal year. Changes in currency exchange rates had the effect of increasing total revenue by approximately ¥13.0 billion.

Imaging Solutions

Consolidated revenue in this segment advanced 5.9%, to ¥831.0 billion, and accounted for 33.2% of total consolidated revenue. The rise in revenue reflected such factors as increased sales of digital cameras and digital minilabs, primarily in North America and Europe. Segment operating income grew 16.2%, to ¥56.7 billion, causing the operating margin to rise 0.6 percentage point, to 6.8%.

Information Solutions

Consolidated revenue in this segment rose 5.7%, to ¥724.3 billion, and accounted for 28.9% of total consolidated revenue. The rise in revenue reflected such factors as the inclusion within the scope of consolidation of Enovation Graphic Systems from the previous fiscal year and a steady rise in sales of materials for LCDs. Segment operating income decreased 8.8%, to ¥75.3 billion, causing the operating margin to fall 1.7 percentage points, to 10.3%.

Document Solutions

Consolidated revenue in this segment grew 2.1%, to ¥950.4 billion, and accounted for 37.9% of total consolidated revenue. The rise in revenue reflected such factors as increased sales of the DocuCentre Color series of digital color multifunction machines in Japan, the marketing of this series in the Asia-Oceania region, the start of exports of this series to North America and Europe, and the acquisition of the laser printer business of NEC Corp. in the previous fiscal year. Segment operating income surged 37.5%, to ¥51.4 billion, causing the operating margin to rise 1.3 percentage points, to 5.3%.

Revenue

(Billions of yen)


1,387.0
1,348.8
1,383.3
2,401.1
2,505.7
'99
'00
'01
'02
'03

Domestic and Overseas Revenue

(Billions of yen)


618.7
635.6
656.0
1,355.2
1,330.1
'99
'00
'01
'02
'03
Domestic Revenue
Overseas Revenue

Income before Income Taxes and Net Income

(Billions of yen)


128.5
137.4
199.6
158.5
120.5
'99
'00
'01
'02
'03
Income before Income Taxes
Net Income

Costs, Expenses, and Earnings

Operating Income

Despite the Company's efforts to reduce the cost of sales, it increased 5.1%, to ¥1,472.5 billion, due to a decline in selling prices, and the gross profit ratio was down 0.4 percentage point, to 41.2%. Reflecting measures to restrain selling, general and administrative (SG&A) expenses, such expenses edged up only 0.9%, to ¥690.8 billion, and the SG&A expenses ratio decreased 0.9 percentage point, to 27.6%. R&D expenses advanced 8.3%, to ¥159.1 billion, and the research and development expense ratio increased 0.2 percentage point, to 6.3% (see Research & Development Activities on page 26). Owing to the recording by the Company and certain domestic consolidated subsidiaries of ¥23.1 billion in losses on the settlement and curtailment of a defined benefit plan, operating income decreased 5.0%, to ¥160.2 billion. If the effect of the one-time loss of ¥23.1 billion had been excluded, operating income would have amounted to ¥183.3 billion, an increase of 8.7%. Due to the effect of this one-time loss, the operating income ratio declined 0.6 percentage point, to 6.4%.

Income before Income Taxes

Net nonoperating expenses amounted to ¥39.8 billion, compared with ¥9.1 billion in the previous fiscal year. The net balance of gains and losses on exchange rate changes deteriorated ¥15.4 billion from the previous fiscal year, from a net gain of ¥8.1 billion to a net loss of ¥7.3 billion, resulting from the difference in the settlement exchange rates for receivables denominated in foreign currencies. Losses on the devaluation of investment securities increased ¥9.4 billion, compared with those of the previous fiscal year, due to the decline in Japanese stock prices. Moreover, Fujifilm recorded a one-time gain of ¥9.0 billion on the nonmonetary exchange of equity securities in the previous fiscal year. Due to these factors, income before income taxes dropped 24.5%, to ¥120.5 billion.

Net Income

Income taxes decreased 14.9%, to ¥60.3 billion. The effective tax rate as a percentage of income before income taxes increased from 44.4% in the previous fiscal year to 50.0% in the fiscal year under review. This reflected the effect of accounting during the fiscal year under review for the revaluation of deferred tax assets owing to a reduction of the effective tax rate, along with the introduction of a new enterprise tax—business scale taxation—that will take effect April 1, 2004. Net income decreased 40.3%, to ¥48.5 billion, and the net income ratio declined 1.5 percentage points, to 1.9%. Return on equity decreased 2.0 percentage points, to 2.9%, and net income per share amounted to ¥94.51.

Cost of Sales and Ratio of Cost of Sales to Revenue

(Billions of yen, %)


1,401.2
1,472.5
56.2
57.4
58.1
58.4
58.8
'99
'00
'01
'02
'03
Cost of Sales
Ratio of Cost of Sales to Revenue

R&D Expenses and Ratio of R&D Expenses to Revenue

(Billions of yen, %)


159.1
6.1
6.1
5.7
6.3
'99
'00
'01
'02
'03
R&D Expenses
Ratio of R&D Expenses to Revenue

Return on Equity and Return on Revenue

(%)


8.5
6.3
7.4
5.4
5.5
5.1
4.9
3.4
2.9
1.9
'99
'00
'01
'02
'03
Return on Equity
Return on Revenue

Year ended March 31

	2003	2002	2001
		(Millions of yen)	
Imaging Solutions			
Revenue	**¥831,437**	¥785,005	¥743,323
Operating Income	**56,709**	48,792	65,133
Operating Margin (%)	**6.8%**	6.2%	8.8%
Information Solutions			
Revenue	**¥729,345**	¥688,737	¥640,046
Operating Income	**75,287**	82,523	84,599
Operating Margin (%)	**10.3%**	12.0%	13.2%
Document Solutions			
Revenue	**¥962,002**	¥942,830	¥ —
Operating Income	**51,369**	37,353	—
Operating Margin (%)	**5.3%**	4.0%	

(including intersegment amounts)

Research & Development Activities

Fujifilm believes that engaging in dynamic research and development activities that generate distinctive technologies is crucial for the continued growth of its business. Beginning with its development of light-sensitized materials requiring advanced technological capabilities, the Company is using sophisticated technologies to create numerous distinctive items, such as Super CCD and WV Film products.

During the fiscal year under review, research and development expenses advanced 8.3%, to ¥159.1 billion, and the research and development expenses ratio increased 0.2 percentage point, to 6.3%. By business segment, research and development expenses amounted to ¥44.4 billion in Imaging Solutions, up 1.7%; ¥41.2 billion in Information Solutions, up 5.5%; and ¥73.5 billion in Document Solutions, up 14.6%.

Capital Expenditure and Depreciation

(Billions of yen)


'99
'00
'01
'02
'03

□ Capital Expenditure
Depreciation

(Figures do not include depreciation expense on rental equipment handled by the Document Solutions segment.)

Net Cash Provided by Operating Activities

(Billions of yen)


'99
'00
'01
'02
'03

Total Assets and Equity Ratio

(Billions of yen, %)


68.8
70.4
57.6
56.8
'99
'00
'01
'02
'03

□ Total Assets
Equity Ratio

Financial Position

Assets, Liabilities, and Shareholders' Equity

Total assets at the end of the fiscal year amounted to ¥2,958.3 billion, up ¥12.0 billion, or 0.4%, from the previous fiscal year-end. While fixed assets decreased, current assets grew by a greater margin. Total liabilities increased ¥33.8 billion, or 3.0%, to ¥1,151.6 billion. While current liabilities decreased, long-term liabilities grew by a greater margin. Shareholders' equity decreased ¥17.5 billion, or 1.0%, to ¥1,680.6 billion. As a result, the current ratio improved 7.9 percentage points, to 200.6%. The debt-to-equity ratio edged up 2.7 percentage points, to 68.5%, and the equity ratio declined 0.8 percentage point, to 56.8%. Thus, the Company maintained the stability of both its asset liquidity and its asset structure.

The main reason for the rise in current assets was a ¥28.2 billion increase in cash and cash equivalents, which will be discussed in the later Cash Flow Analysis. The principal factors behind the decrease in fixed assets were drops of ¥43.3 billion in investment securities and ¥28.6 billion in property, plant and equipment. The most important factor associated with the fall in current liabilities was a ¥27.6 billion decrease owing to the repayment of short-term interest-bearing liabilities. Regarding long-term liabilities, long-term interest-bearing liabilities decreased ¥13.0 billion, but the balance of accrued pension and severance costs grew ¥51.8 billion. The main reason for the growth in the balance of these costs was that, although the Company and certain domestic consolidated subsidiaries liquidated their welfare pension fund plans, the discount rate used for accounting related to retirement allowances was decreased from 2.50% in the previous fiscal year to 2.35% in the fiscal year under review. Because the actual return (loss) on pension plan assets deteriorated, the projected rate of return was reduced, causing a rise in minimum pension liability adjustments.

Capital Expenditure and Depreciation

Capital expenditure during the fiscal year decreased 18.1%, to ¥127.3 billion, corresponding to 5.1% of total revenue. This reflected continued increases in the LCD material manufacturing capacity of manufacturing subsidiary FUJIFILM Opt Materials Co., Ltd., and other Group companies as well as the start of integrated manufacturing of medical X-ray films by U.S.-based subsidiary, Fuji Photo Film, Inc.

Total depreciation on a consolidated basis (excluding intangible fixed assets and depreciation expense on rental equipment handled by the Document Solutions segment) increased 4.0%, to ¥126.7 billion.

Cash Flow Analysis

Cash flow from operating activities is the Company's fundamental source of cash for use in operating activities, for capital investment, and for cash dividend payments. Cash and cash equivalents at end of year amounted to ¥410.1 billion, up ¥28.2 billion from the previous fiscal year-end. This rise reflects the changes in cash flows described below as well as a ¥4.8 billion decrease due to the effect of exchange rate changes on cash and cash equivalents.

Net cash provided by operating activities amounted to ¥303.5 billion, up ¥55.3 billion. The main reason for the increase was a ¥62.1 billion shift in the change in notes and accounts payable—trade, from a ¥45.3 billion decrease to a ¥16.8 billion increase. This was partially offset by such factors as the ¥32.8 billion decrease in net income.

Net cash used in investing activities totaled ¥201.9 billion, down ¥92.8 billion. The principal factors behind the decrease were a ¥36.2 billion decrease in cash outflow for the acquisition of fixed assets associated with capital investment and a ¥91.3 billion decrease in net cash outflow associated with the sale, redemption, and purchase of marketable securities and investment securities. These decreases were partially offset by such factors as an ¥11.1 billion increase in cash outflow for software acquisition and a ¥6.7 billion increase in cash outflow for corporate acquisitions (excluding cash and cash equivalents included within the assets of acquired companies).

Net cash used in financing activities totaled ¥64.2 billion, up from ¥45.8 billion. This increase primarily reflected a decrease in fund procurement by means of long-term interest-bearing debt, and it was partially offset by such factors as decreases in the value of short- and long-term debt repayments.

Dividends

Regarding profit distribution, Fujifilm's fundamental policy is to maintain stable levels of cash dividends while retaining the reserves needed to support the proactive development of its operations in the future and the strengthening of its corporate base to cope with rapid changes in its operating environment. In line with this fundamental policy, the Company has set cash dividends applicable to the fiscal year at ¥25.00 per share. The dividend pay-out ratio increased 10.7 percentage points, to 26.5%, and the ratio of cash dividends to shareholders' equity remained the same, at 0.8%.

Market Risk Management

The global nature of Fujifilm's businesses means that it is exposed to the impact of interest rate changes and foreign exchange rate fluctuations. Fujifilm uses derivatives to hedge these risks, but does not hold or issue derivatives for trading purposes.

Fujifilm undertakes interest rate swaps, cross currency interest rate swaps, and forward currency exchange contracts to hedge risk and reduce the cost of borrowings. In most cases, these instruments are incorporated into loan transactions, meaning that the execution and maturity dates are the same as for the loans themselves.

To hedge its foreign currency denominated assets and liabilities against the impact of foreign exchange rate fluctuations, Fujifilm undertakes forward currency exchange and currency swap contracts, the majority of which mature within six months.

Environmental Issues

Expenditures required to cope effectively with future environmental issues are difficult to project accurately because such expenditures are likely to be affected by laws and technologies not yet in existence. At present, Fujifilm does not expect environmental issues to have any material effect on its financial condition, financial results, or cash flows, nor does it expect to incur important additional expenses related to such issues in the future.

Forward-Looking Statements

This document contains forward-looking statements. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such a forward-looking statement, Fujifilm cautions that assumed facts or bases almost always vary from the actual results, and differences between assumed facts or bases can be material, depending on the circumstances. Where, in any forward-looking statement, Fujifilm or its management expresses an expectation or belief as to future results, there can be no guaranty or assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "forecast," "project," "believe," "expect," "estimate," "anticipate," and similar expressions may identify forward-looking statements.

Taking into account the foregoing, the following are identified as important factors, risks, or uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Fujifilm: competitive factors, including without limitation pricing, the implementation of Fujifilm's product strategies, and economic trends in important markets worldwide.

Fujifilm assumes no obligation to update its forward-looking statements or to advise of any changes in the assumptions and factors on which they are based.

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31				
	2003	2002	2001	2000	1999
	(Millions of yen, except per share figures)				
Results for the year:					
Revenue:					
Domestic	**¥1,330,119**	¥1,355,192	¥ 656,059	¥ 635,588	¥ 618,719
Overseas	**1,175,584**	1,045,952	727,310	713,253	768,307
Total	**¥2,505,703**	¥2,401,144	¥1,383,369	¥1,348,841	¥1,387,026
Cost of sales	**1,472,456**	1,401,211	803,460	774,757	779,985
Operating expenses:					
Selling, general and administrative	**690,762**	684,370	351,033	344,424	356,967
Research and development	**159,119**	146,881	79,144	81,725	84,740
Operating income	**160,277**	168,682	149,732	147,935	165,334
Interest and dividend income	**10,127**	11,950	8,180	6,975	11,298
Interest expense	**(8,769)**	(11,649)	(11,093)	(9,957)	(11,994)
Income before income taxes	**120,513**	159,549	199,661	137,405	138,591
Income before minority interests and equity in net earnings of affiliated companies	**60,230**	88,696	113,126	74,763	69,169
Net income	**48,579**	81,331	117,900	84,895	74,709
Capital expenditure	**¥ 127,319**	¥ 155,525	¥ 118,786	¥ 91,313	¥ 115,536
Depreciation *(Note 2)*	**126,695**	121,777	82,063	82,770	83,377
Net cash provided by operating activities	**303,500**	248,185	140,454	212,306	157,159
Per share of common stock *(¥/$)*:					
Net income *(Note 3)*	**¥ 94.51**	¥ 158.05	¥ 229.11	¥ 164.97	¥ 145.17
Cash dividends *(Note 4)*	**25.00**	25.00	22.50	22.50	22.50
Shareholders' equity *(Note 5)*	**¥ 3,274.17**	¥ 3,300.45	¥ 3,157.55	¥ 3,060.68	¥ 2,893.82
Stock price at year-end	**3,640**	4,170	4,640	4,520	4,480
PER (Price-to-Earnings Ratio)	**38.51**	26.38	20.25	27.40	30.86
PBR (Price-to-Book Value Ratio)	**1.11**	1.26	1.47	1.48	1.55
Year-end financial position:					
Total assets	**¥2,958,317**	¥2,946,362	¥2,830,313	¥2,235,812	¥2,165,695
Long-term debt	**124,404**	137,446	81,246	20,897	47,363
Total shareholders' equity	**1,680,611**	1,698,063	1,624,856	1,575,065	1,489,194
Average number of shares outstanding (in thousands)	**514,011**	514,583	514,603	514,612	514,615
Number of employees	**72,633**	72,569	70,722	37,151	37,551

See notes on page 31.

Year ended March 31			Period ended March 31, 1995	Year ended October 20	Year ended March 31
1998	1997	1996	*(Note 1)*	1994	**2003**
(Millions of yen, except per share figures)					(Thousands of U.S. dollars, except per share figures) *(Note 6)*
¥ 636,755	¥ 645,559	¥ 609,521	¥ 267,004	¥ 632,409	**$11,084,325**
694,861	567,406	439,075	185,035	397,403	**9,796,533**
¥1,331,616	¥1,212,965	¥1,048,596	¥ 452,039	¥1,029,812	**$20,880,858**
735,953	681,030	595,553	258,449	577,612	**12,270,466**
338,920	291,315	246,409	110,606	243,449	**5,756,350**
81,043	75,924	73,194	33,659	73,903	**1,325,992**
175,700	164,696	133,440	49,325	134,848	**1,335,642**
10,479	10,247	13,989	9,242	21,002	**84,392**
(11,524)	(11,705)	(11,573)	(6,149)	(10,681)	**(73,075)**
162,756	161,693	132,599	50,278	135,809	**1,004,275**
78,044	76,205	65,613	23,599	61,285	**501,917**
91,280	85,349	72,870	27,277	63,771	**404,825**
¥ 112,800	¥ 97,315	¥ 75,393	¥ 27,405	¥ 46,498	**$ 1,060,992**
77,818	73,761	68,547	35,974	79,380	**1,055,792**
147,000	151,736	147,636	61,982	151,107	**2,529,167**
¥ 177.38	¥ 165.85	¥ 141.60	¥ 53.00	¥ 123.92	**$ 0.79**
22.50	22.00	21.00	9.00	19.00	**0.21**
¥ 2,842.91	¥ 2,684.52	¥ 2,540.93	¥ 2,368.94	¥ 2,245.51	**$ 27.28**
4,960	4,070	3,060	2,060	2,300	**30.33**
27.96	24.54	21.61	38.86	18.56	
1.74	1.52	1.20	0.87	1.02	
¥2,173,989	¥2,038,382	¥1,942,509	¥1,815,347	¥1,714,559	**$24,652,642**
53,113	47,036	63,919	65,270	61,497	**1,036,700**
1,463,014	1,381,458	1,307,594	1,219,102	1,155,577	**14,005,092**
514,610	514,607	514,616	514,619	514,626	
36,580	33,154	29,903	27,565	26,555	

Notes:

1. Figures for 1995 represent operations for the five-month and 11-day transitional period ended March 31, 1995.
2. Figures for depreciation do not include depreciation expense for rental equipment handled by the Document Solutions segment.
3. The computation of net income per share is based on the average number of shares outstanding during each period, appropriately adjusted for free share distributions.
4. Cash dividends per share represent the amount declared per share for the respective period.
5. The computation of shareholders' equity per share is based on the number of shares outstanding at the end of each period, appropriately adjusted for free share distributions.
6. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥120=US$1, the exchange rate prevailing on March 31, 2003.
7. At the end of March 2001, Fujifilm acquired an additional 25% of the outstanding shares of Fuji Xerox Co., Ltd., bringing its total shareholding to 75%. As a result, Fuji Xerox became a consolidated subsidiary of Fujifilm. In the financial statements for the Fujifilm Group for the year ended March 31, 2001, the balance sheet of Fuji Xerox was consolidated and the results of operations for the year then ended were accounted for by the equity method, with an ownership interest of 50% as in prior years. From the year ended March 31, 2002, the results of operations of Fuji Xerox were consolidated in the income statements.

Consolidated Balance Sheets

Fuji Photo Film Co., Ltd. and Subsidiaries

Assets	March 31 2003	2002	2003
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 3)*
Current assets:			
Cash and cash equivalents	**¥ 410,130**	¥ 381,901	**$ 3,417,750**
Marketable securities *(Note 4)*	**32,639**	16,369	**271,992**
Notes and accounts receivable *(Note 5)*:			
Trade and finance	**494,430**	508,962	**4,120,250**
Affiliated companies	**43,198**	39,489	**359,983**
Allowance for doubtful receivables	**(16,150)**	(17,952)	**(134,583)**
Inventories *(Note 6)*	**351,748**	358,503	**2,931,233**
Deferred income taxes *(Note 11)*	**76,857**	70,778	**640,475**
Prepaid expenses and other	**36,296**	31,196	**302,467**
Total current assets	**1,429,148**	1,389,246	**11,909,567**
Investments and long-term receivables:			
Investments in and advances to affiliated companies *(Note 7)*	**40,741**	40,080	**339,508**
Investment securities *(Note 4)*	**263,002**	306,256	**2,191,683**
Long-term finance and other receivables *(Note 5)*	**101,435**	99,778	**845,292**
Allowance for doubtful receivables	**(4,991)**	(3,158)	**(41,591)**
	400,187	442,956	**3,334,892**
Property, plant and equipment *(Note 9)*:			
Land	**73,083**	73,714	**609,025**
Buildings	**531,466**	522,760	**4,428,883**
Machinery and equipment	**1,535,312**	1,522,562	**12,794,267**
Construction in progress	**26,300**	33,315	**219,167**
	2,166,161	2,152,351	**18,051,342**
Less accumulated depreciation	**(1,467,913)**	(1,425,474)	**(12,232,609)**
	698,248	726,877	**5,818,733**
Other assets:			
Goodwill, net *(Notes 8 and 16)*	**213,713**	191,294	**1,780,942**
Other intangible assets, net *(Notes 8, 10 and 16)*	**45,246**	57,423	**377,050**
Deferred income taxes *(Note 11)*	**85,625**	66,260	**713,542**
Other	**86,150**	72,306	**717,916**
	430,734	387,283	**3,589,450**
Total assets	**¥2,958,317**	¥2,946,362	**$24,652,642**

See notes to consolidated financial statements.

Liabilities and shareholders' equity

	March 31 2003	March 31 2002	2003
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 3)*
Current liabilities:			
Short-term debt *(Note 9)*	**¥ 159,631**	¥ 187,254	**$ 1,330,258**
Notes and accounts payable:			
Trade	**261,807**	236,016	**2,181,725**
Construction	**40,663**	36,209	**338,858**
Affiliated companies	**10,437**	10,235	**86,975**
Accrued income taxes *(Note 11)*	**25,264**	32,064	**210,533**
Accrued liabilities	**165,994**	166,391	**1,383,283**
Other current liabilities *(Note 11)*	**48,574**	52,628	**404,785**
Total current liabilities	**712,370**	720,797	**5,936,417**
Long-term debt *(Notes 9 and 15)*	**124,404**	137,446	**1,036,700**
Accrued pension and severance costs *(Note 10)*	**241,914**	190,155	**2,015,950**
Deferred income taxes *(Note 11)*	**21,672**	18,282	**180,600**
Customers' guarantee deposits and other *(Note 7)*	**51,266**	51,153	**427,216**
Minority interests in subsidiaries	**126,080**	130,466	**1,050,667**
Commitments and contingent liabilities *(Note 14)*			
Shareholders' equity *(Note 12)*:			
Common stock, without par value:			
Authorized: 800,000,000 shares			
Issued: 514,625,728 shares	**40,363**	40,363	**336,358**
Additional paid-in capital	**68,135**	68,135	**567,792**
Retained earnings	**1,653,221**	1,618,270	**13,776,842**
Accumulated other comprehensive income (loss) *(Note 13)*	**(76,243)**	(28,133)	**(635,358)**
Treasury stock, at cost (1,331,895 shares in 2003; 130,643 shares in 2002)	**(4,865)**	(572)	**(40,542)**
Total shareholders' equity	**1,680,611**	1,698,063	**14,005,092**
Total liabilities and shareholders' equity	**¥2,958,317**	¥2,946,362	**$24,652,642**

Consolidated Statements of Income

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars) *(Note 3)*
Revenue:				
Sales	**¥2,158,317**	¥2,053,481	¥1,383,369	**$17,985,975**
Rentals	**347,386**	347,663	—	**2,894,883**
	2,505,703	2,401,144	1,383,369	**20,880,858**
Cost of sales:				
Sales	**1,337,467**	1,268,521	803,460	**11,145,558**
Rentals	**134,989**	132,690	—	**1,124,908**
	1,472,456	1,401,211	803,460	**12,270,466**
Gross profit	**1,033,247**	999,933	579,909	**8,610,392**
Operating expenses:				
Selling, general and administrative	**690,762**	684,370	351,033	**5,756,350**
Research and development	**159,119**	146,881	79,144	**1,325,992**
Settlement and curtailment of the defined benefit plan *(Note 10)*	**23,089**	—	—	**192,408**
Operating income	**160,277**	168,682	149,732	**1,335,642**
Other income (expenses):				
Interest and dividend income	**10,127**	11,950	8,180	**84,392**
Interest expense	**(8,769)**	(11,649)	(11,093)	**(73,075)**
Exchange gains (losses), net	**(7,275)**	8,131	5,177	**(60,625)**
Decline in value of investment securities *(Note 4)*	**(17,038)**	(7,615)	(770)	**(141,983)**
Gain on non-monetary exchanges of equity securities *(Note 4)*	**—**	9,018	—	**—**
Gain on contribution of securities to employee retirement benefit trusts *(Note 4)*	**—**	—	56,131	**—**
Other, net	**(16,809)**	(18,968)	(7,696)	**(140,076)**
	(39,764)	(9,133)	49,929	**(331,367)**
Income before income taxes	**120,513**	159,549	199,661	**1,004,275**
Income taxes *(Note 11)*:				
Current	**62,020**	79,299	75,189	**516,833**
Deferred	**(1,737)**	(8,446)	11,346	**(14,475)**
	60,283	70,853	86,535	**502,358**
Income before minority interests and equity in net earnings of affiliated companies	**60,230**	88,696	113,126	**501,917**
Minority interests	**(12,835)**	(10,597)	(2,328)	**(106,958)**
Equity in net earnings of affiliated companies	**1,184**	3,232	7,102	**9,866**
Net income	**¥ 48,579**	¥ 81,331	¥ 117,900	**$ 404,825**
	(Yen)			(U.S. dollars) *(Note 3)*
Amounts per share of common stock:				
Net income	**¥ 94.51**	¥ 158.05	¥ 229.11	**$ 0.79**
Cash dividends declared	**25.00**	25.00	22.50	**0.21**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Fuji Photo Film Co., Ltd. and Subsidiaries

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders' equity
	(Millions of yen)					
Balance at March 31, 2000	¥ 40,363	¥ 68,135	¥ 1,443,481	¥ 23,150	¥ (64)	¥ 1,575,065
Comprehensive income:						
Net income	—	—	117,900	—	—	117,900
Net decrease in unrealized gains on securities	—	—	—	(52,259)	—	(52,259)
Foreign currency translation adjustments	—	—	—	15,334	—	15,334
Minimum pension liability adjustments	—	—	—	(19,514)	—	(19,514)
Net comprehensive income						61,461
Purchases of stock for treasury	—	—	—	—	(2,369)	(2,369)
Sales of stock for treasury	—	—	—	—	2,277	2,277
Cash dividends applicable to earnings of the year	—	—	(11,578)	—	—	(11,578)
Balance at March 31, 2001	40,363	68,135	1,549,803	(33,289)	(156)	1,624,856
Comprehensive income:						
Net income	—	—	81,331	—	—	81,331
Net decrease in unrealized gains on securities	—	—	—	(12,649)	—	(12,649)
Foreign currency translation adjustments	—	—	—	51,020	—	51,020
Minimum pension liability adjustments	—	—	—	(33,227)	—	(33,227)
Change in net unrealized gains (losses) on derivatives	—	—	—	12	—	12
Net comprehensive income						86,487
Purchases of stock for treasury	—	—	—	—	(2,123)	(2,123)
Sales of stock for treasury	—	—	—	—	1,707	1,707
Cash dividends applicable to earnings of the year	—	—	(12,864)	—	—	(12,864)
Balance at March 31, 2002	40,363	68,135	1,618,270	(28,133)	(572)	1,698,063
Comprehensive income:						
Net income	—	—	**48,579**	—	—	**48,579**
Net decrease in unrealized gains on securities	—	—	—	**(251)**	—	**(251)**
Foreign currency translation adjustments	—	—	—	**(28,615)**	—	**(28,615)**
Minimum pension liability adjustments	—	—	—	**(16,423)**	—	**(16,423)**
Change in net unrealized gains (losses) on derivatives	—	—	—	**(65)**	—	**(65)**
Net comprehensive income						**3,225**
Purchases of stock for treasury	—	—	—	—	**(4,293)**	**(4,293)**
Cash dividends applicable to earnings of the year	—	—	**(12,846)**	—	—	**(12,846)**
Change of fiscal year-end of certain subsidiaries	—	—	**(782)**	**(2,756)**	—	**(3,538)**
Balance at March 31, 2003	**¥ 40,363**	**¥ 68,135**	**¥ 1,653,221**	**¥ (76,243)**	**¥ (4,865)**	**¥ 1,680,611**
	(Thousands of U.S. dollars) *(Note 3)*					
Balance at March 31, 2002	$336,358	$567,792	$13,485,583	$(234,441)	$ (4,767)	$14,150,525
Comprehensive income:						
Net income	—	—	**404,825**	—	—	**404,825**
Net decrease in unrealized gains on securities	—	—	—	**(2,092)**	—	**(2,092)**
Foreign currency translation adjustments	—	—	—	**(238,458)**	—	**(238,458)**
Minimum pension liability adjustments	—	—	—	**(136,858)**	—	**(136,858)**
Change in net unrealized gains (losses) on derivatives	—	—	—	**(542)**	—	**(542)**
Net comprehensive income						**26,875**
Purchases of stock for treasury	—	—	—	—	**(35,775)**	**(35,775)**
Cash dividends applicable to earnings of the year	—	—	**(107,050)**	—	—	**(107,050)**
Change of fiscal year-end of certain subsidiaries	—	—	**(6,516)**	**(22,967)**	—	**(29,483)**
Balance at March 31, 2003	**$336,358**	**$567,792**	**$13,776,842**	**$(635,358)**	**$(40,542)**	**$14,005,092**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars) *(Note 3)*
Operating activities				
Net income	**¥ 48,579**	¥ 81,331	¥117,900	**$ 404,825**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**173,986**	189,146	99,241	**1,449,883**
Decline in value of investment securities	**17,038**	7,615	770	**141,983**
Gain on contribution of securities to employee retirement benefit trusts	**—**	—	(56,131)	**—**
Gain on non-monetary exchanges of equity securities	**—**	(9,018)	—	**—**
Deferred income taxes	**(1,737)**	(8,446)	11,346	**(14,475)**
Minority interests	**12,835**	10,597	2,328	**106,958**
Equity in net earnings of affiliated companies, less dividends	**(944)**	(2,637)	(2,853)	**(7,867)**
Changes in operating assets and liabilities:				
Notes and accounts receivable	**(95)**	5,630	(12,872)	**(792)**
Inventories	**12,771**	24,087	(25,125)	**106,425**
Notes and accounts payable—trade	**16,819**	(45,316)	(17,702)	**140,158**
Accrued income taxes and other liabilities	**(1,149)**	(7,551)	24,669	**(9,575)**
Other	**25,397**	2,747	(1,117)	**211,644**
Net cash provided by operating activities	**303,500**	248,185	140,454	**2,529,167**
Investing activities				
Payments for purchases of property, plant and equipment	**(122,624)**	(158,815)	(107,268)	**(1,021,867)**
Payments for purchases of software	**(37,553)**	(26,443)	(15,938)	**(312,942)**
Proceeds from sales and maturities of marketable and investment securities	**33,058**	34,234	84,746	**275,483**
Payments for purchases of marketable and investment securities	**(23,656)**	(116,104)	(93,039)	**(197,133)**
Decrease (increase) in investments in and advances to affiliated companies	**(6,361)**	(314)	1,537	**(53,008)**
Payments for acquisitions of businesses, net of cash acquired	**(33,486)**	(26,750)	(121,838)	**(279,050)**
Other	**(11,306)**	(556)	(7,992)	**(94,216)**
Net cash used in investing activities	**(201,928)**	(294,748)	(259,792)	**(1,682,733)**
Financing activities				
Proceeds from long-term debt	**16,055**	82,383	18,512	**133,792**
Repayments of long-term debt	**(28,708)**	(36,199)	(21,061)	**(239,234)**
Decrease in short-term debt	**(29,902)**	(78,024)	(60,497)	**(249,183)**
Cash dividends paid	**(12,861)**	(12,222)	(11,578)	**(107,175)**
Cash dividends paid to minority shareholders	**(4,579)**	(1,396)	(386)	**(38,158)**
Purchases of stock for treasury, net	**(4,257)**	(416)	(92)	**(35,475)**
Net cash used in financing activities	**(64,252)**	(45,874)	(75,102)	**(535,433)**
Effect of exchange rate changes on cash and cash equivalents	**(4,780)**	8,072	3,925	**(39,834)**
Net increase (decrease) in cash and cash equivalents	**32,540**	(84,365)	(190,515)	**271,167**
Change of fiscal year-end of certain subsidiaries	**(4,311)**	—	—	**(35,925)**
Cash and cash equivalents at beginning of year	**381,901**	466,266	656,781	**3,182,508**
Cash and cash equivalents at end of year	**¥410,130**	¥381,901	¥466,266	**$3,417,750**
Supplemental disclosures of cash flow information				
Cash paid for:				
Interest	**¥ 9,353**	¥ 11,283	¥ 10,694	**$ 77,942**
Income taxes	**73,621**	98,764	55,619	**613,508**

See notes to consolidated financial statements.

Fuji Photo Film Co., Ltd. and Subsidiaries March 31, 2003

1. Nature of operations

Fuji Photo Film Co., Ltd. (the "Company") is a multinational manufacturer of photographic products, with an involvement in imaging, information and document solutions. The Company and its subsidiaries operate throughout the world, generating approximately 47% of its worldwide revenue outside Japan, predominantly in North America and Europe. The Company's principal manufacturing operations are located in Japan, the United States of America, Brazil, Germany, the Netherlands, Singapore and China.

2. Summary of significant accounting policies

The Company and its domestic subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan. The Company's foreign subsidiaries maintain their records and prepare their financial statements in conformity with the conventions of their countries of domicile. Certain reclassifications and adjustments have been incorporated in the consolidated financial statements to conform them to accounting principles generally accepted in the United States of America. These adjustments have not been recorded in the Company's statutory books of account.

Significant accounting policies, after reflecting the adjustments referred to above, are summarized as follows:

Principles of consolidation and accounting for investments in affiliated companies

The consolidated financial statements include the accounts of the Company and all entities that the Company directly or indirectly controls, referred to as majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Certain foreign subsidiaries that had used a February 28 year-end changed their fiscal year-end from February 28 to March 31 in order to conform to the Company's fiscal year-end. The net loss of ¥782 million ($6,516 thousand) and net changes in other comprehensive income (loss) of ¥2,756 million ($22,967 thousand) for the one-month period ended March 31, 2002 were directly debited to retained earnings and other comprehensive income (loss), respectively.

The Company's investments in affiliated companies (20% to 50% owned companies), in which the ability to exercise significant influence exists, are accounted for by the equity method. Consolidated net income includes the Company's equity in the current net earnings or losses of such companies after the elimination of unrealized intercompany profits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translations

The Company's foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities are translated into the reporting currency using exchange rates in effect at the balance sheet date and income and expenses are translated using average exchange rates prevailing during the year. Adjustments resulting from this translation process are accumulated in other comprehensive income (loss), a separate component of shareholders' equity.

Assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using exchange rates in effect at the respective balance sheet dates with the resulting gains or losses included in operations.

Cash equivalents

The Company considers all highly liquid investments which are readily convertible into cash and that have maturities of three months or less, on the date of purchase, to be cash equivalents.

Marketable securities and investment securities

The Company has designated their marketable securities and investment securities as available-for-sale, which are carried at their fair value with changes in unrealized gains or losses reported in other comprehensive income (loss), net of applicable taxes. The cost of securities sold is based on the average-cost method. Dividends on available-for-sale securities are included in "Interest and dividend income" in other income (expenses).

Allowance for doubtful receivables

Allowance for doubtful trade and finance receivables are determined based on a combination of historical experience, aging analysis and any specific known troubled accounts.

Inventories

Inventories are valued at the lower of cost or market with cost being determined principally by the moving-average method.

Property, plant and equipment and depreciation

Property, plant and equipment is carried at cost, less accumulated depreciation computed primarily by the declining-balance method and, for certain foreign subsidiaries, by the straight-line method. Estimated useful lives for buildings are primarily 15 to 50 years and for machinery and equipment are 2 to 15 years.

Machinery and equipment includes machines rented to customers under operating leases with a cost and accumulated depreciation of ¥84,283 million ($702,358 thousand) and ¥59,761 million ($498,008 thousand) as of March 31, 2003 and ¥85,661 million and ¥58,157 million as of March 31, 2002, respectively. Capitalized software with a cost and accumulated amortization of ¥133,078 million ($1,108,983 thousand) and ¥57,043 million ($475,358 thousand) as of March 31, 2003 and ¥109,761 million and ¥52,011 million as of March 31, 2002, respectively, were included in the line titled "Other" in other assets.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired, and other intangible assets principally consist of costs allocated to patents and long-term product customer supply agreements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The Company adopted SFAS No. 142 effective April 1, 2002, except for any goodwill and any other indefinite-lived intangible assets that were acquired in a business combination after June 30, 2001, for which the new rules have been applied since July 1, 2001. Under SFAS No. 142, goodwill and other indefinite-lived intangible assets are no longer amortized but are tested annually for impairment. Impairment tests are performed principally based on present value techniques of estimated future cash flows. The discount rate used is based on the reporting unit's weighted average cost of capital. In addition to the annual impairment test, an interim test for goodwill impairment will be performed when events occur or circumstances indicate that the carrying value may not be recoverable. Intangible assets other than those with an indefinite life will continue to be amortized over their estimated useful lives.

At April 1, 2002, goodwill was ¥191,294 million ($1,594,117 thousand) and indefinite-lived intangible assets were immaterial. Upon adoption of SFAS No. 142, the Company performed an initial transition impairment test and determined that its goodwill was not impaired.

Prior to the adoption of SFAS No. 142, goodwill and other intangible assets were amortized on a straight-line basis over the estimated period of benefit, the underlying contractual period, or a maximum of 20 years.

Impairment of long-lived assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. As of April 1, 2002, the Company adopted SFAS No. 144. Under the provisions of SFAS No. 144, the Company reviews long-lived assets, excluding goodwill and other intangible assets not being amortized, for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If this evaluation indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated fair value. The adoption of SFAS No. 144 was not significant to the operating results and financial position of the Company.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the products or services have been provided to customers, the sales price is fixed or determinable, and collectibility is reasonably assured.

The above conditions are generally met when products are delivered to customers for product sales, services are performed or at the inception of leases for revenue from sales-type leases. Associated interest income on sales-type leases is recognized using the effective interest method with the allocation based on the net investment in outstanding leases. Rentals from operating leases are recognized as earned over the respective lease terms. Certain sales incentives are deducted from revenue in accordance with the consensus of the Emerging Issues Task Force No. 01-09.

Product warranties

Estimated warranty costs and additional service actions are accrued at the time that the related revenue is recognized. In estimating expected future costs for product warranties, historical experience is considered.

Shipping and handling costs

Shipping and handling costs of ¥51,683 million ($430,692 thousand), ¥48,371 million and ¥35,890 million for the years ended March 31, 2003, 2002 and 2001, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses amounted to ¥52,356 million ($436,300 thousand), ¥51,923 million and ¥44,692 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Income taxes

Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Derivative financial instruments

As of April 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments. As a result of the adoption of SFAS No. 133 and its amendments, the Company recognizes all derivative financial instruments, such as interest rate swaps, cross currency interest rate swaps, forward foreign exchange contracts, currency swaps and aluminum forward contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Generally, changes in the fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Changes in the fair values of derivatives, which are not designated or qualified as hedges are reported in income. The adoption of SFAS No. 133 was not significant to the operating results and financial position of the Company.

Prior to April 1, 2001, the Company also used derivative financial instruments for hedging purposes. For interest rate swaps and cross currency interest rate swaps, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in interest expense. Unrealized gains or losses on cross currency interest rate swap contracts were not recognized in income. For forward foreign exchange contracts hedging existing assets and liabilities denominated in foreign currencies, the changes in the value of these contracts were offset by the foreign exchange gains or losses of the underlying assets or liabilities being hedged. The discounts or premiums on the instruments were amortized over the lives of the contracts using the straight-line method.

Net income per share

The amounts per share of net income are based on the weighted average number of shares of common stock outstanding during the year.

Reclassifications

Certain amounts in prior years' consolidated financial statements and related footnotes have been reclassified to conform to the presentation in the current year.

New accounting standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt this standard on April 1, 2003. The Company is currently assessing the impact on its financial position and results of operations.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company adopted the initial measurement and initial recognition provisions on a prospective basis for guarantees issued or modified after December 31, 2002 and the disclosure provisions of FIN No. 45 as of March 31, 2003. There was no material effect on the Company's financial position and results of operations as a result of implementing this interpretation.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which addresses when business enterprises should consolidate variable interest entities ("VIEs") as defined in the Interpretation. The Interpretation requires certain disclosure about VIEs and the Company's activities with VIEs in financial statements issued after January 31, 2003 under certain circumstances. The Company does not use VIEs to finance its operations, and accordingly, this interpretation does not currently impact its financial position and results of operations.

3. U.S. dollar amounts

Solely for the convenience of the reader and as a matter of arithmetical computation only, the 2003 amounts in the consolidated financial statements have been translated from Japanese yen into U.S. dollars at the rate of ¥120=U.S.$1.00, the exchange rate prevailing on March 31, 2003. The translation should not be construed as a representation that Japanese yen could be converted into U.S. dollars at this or any other rate.

4. Investments in debt and equity securities

The cost, gross unrealized gains, gross unrealized losses and estimated fair value of the available-for-sale securities by major security type at March 31, 2003 and 2002 are summarized as follows:

	2003			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Millions of yen)			
Marketable securities:				
Corporate debt securities	¥ 32,647	¥ 53	¥ 61	¥ 32,639
	¥ 32,647	¥ 53	¥ 61	¥ 32,639
Investment securities:				
Government securities	¥ 2,743	¥ 90	¥ —	¥ 2,833
Corporate debt securities	167,717	604	2,737	165,584
Equity securities	44,654	17,056	2,381	59,329
	¥215,114	¥17,750	¥5,118	¥227,746

	2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Millions of yen)			
Marketable securities:				
Corporate debt securities	¥ 16,352	¥ 1	¥ 286	¥ 16,067
Other debt securities	300	2	—	302
	¥ 16,652	¥ 3	¥ 286	¥ 16,369
Investment securities:				
Government securities	¥ 2,631	¥ 25	¥ —	¥ 2,656
Corporate debt securities	212,828	834	4,015	209,647
Equity securities	36,559	25,142	8,816	52,885
	¥252,018	¥26,001	¥12,831	¥265,188

	2003			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Thousands of U.S. dollars)			
Marketable securities:				
Corporate debt securities	**$ 272,058**	**$ 442**	**$ 508**	**$ 271,992**
	$ 272,058	**$ 442**	**$ 508**	**$ 271,992**
Investment securities:				
Government securities	**$ 22,858**	**$ 750**	**$ —**	**$ 23,608**
Corporate debt securities	**1,397,642**	**5,033**	**22,808**	**1,379,867**
Equity securities	**372,117**	**142,133**	**19,842**	**494,408**
	$1,792,617	**$147,916**	**$42,650**	**$1,897,883**

The difference between the amounts disclosed above for investment securities and the amounts on the balance sheet is due to certain non-listed equity securities which are carried at cost but are reduced to net realizable value for other-than-temporary declines in market value.

Gross realized losses of available-for-sale securities, which include losses on decline in value considered as other-than-temporary, for the years ended March 31, 2003, 2002 and 2001 were ¥17,769 million ($148,075 thousand), ¥8,535 million and ¥787 million, respectively. Proceeds from and gross realized gains on sales of available-for-sale securities for each of the three years in the period ended March 31, 2003 were insignificant, except for the gain on the non-monetary exchange of equity securities recognized in the year ended March 31, 2002 and the contributions of certain equity securities to employee retirement benefit trusts, which were made in the year ended March 31, 2001, as explained in the following paragraphs.

During the year ended March 31, 2002, the Company recognized a non-monetary gain of ¥9,018 million from the exchange of its investments in certain banks for the marketable equity securities of a newly merged bank or new bank holding company and established a new cost basis for the securities of such a newly merged bank or bank holding company.

During the year ended March 31, 2001, the Company and a subsidiary contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to employee retirement benefit trusts, with no cash proceeds thereon. The fair value of these securities at the time of contribution was ¥57,656 million. Upon contribution of these available-for-sale securities, the net unrealized gain of ¥56,131 million was realized and was disclosed as "Gain on contribution of securities to employee retirement benefit trusts" in the consolidated statements of income.

Net unrealized holding gains on available-for-sale securities, net of the related taxes, decreased by ¥251 million ($2,092 thousand), ¥12,649 million and ¥52,259 million for the years ended March 31, 2003, 2002 and 2001, respectively.

The cost and estimated fair value of debt securities at March 31, 2003, by contractual maturity, are shown below. The expected maturities may differ from the contractual maturities because the issuers of the debt securities may have the right to prepay the obligations without penalties.

	Cost	Estimated fair value	Cost	Estimated fair value
	(Millions of yen)		(Thousands of U.S. dollars)	
Due in one year or less	**¥ 32,647**	**¥ 32,639**	**$ 272,058**	**$ 271,992**
Due after one year through five years	**159,728**	**158,695**	**1,331,067**	**1,322,458**
Due after five years through ten years	**10,732**	**9,722**	**89,433**	**81,017**
	¥203,107	**¥201,056**	**$1,692,558**	**$1,675,467**

5. Finance receivables

Finance receivables represent receivables recorded on sales-type leases resulting from the marketing of the Company's printing and copying machines. The current portion of finance receivables and amounts due after one year are included in notes and accounts receivable—trade and finance and long-term finance and other receivables, respectively. These receivables generally mature over two to six years. The components of finance receivables as of March 31, 2003 and 2002 are as follows:

	2003	2002	**2003**
	(Millions of yen)		(Thousands of U.S. dollars)
Gross receivables	**¥90,661**	¥99,555	**$755,508**
Unearned income	**(14,634)**	(15,608)	**(121,950)**
Unguaranteed residual amounts	**—**	47	**—**
Allowance for doubtful receivables	**(2,976)**	(3,232)	**(24,800)**
Finance receivables, net	**¥73,051**	¥80,762	**$608,758**

The future minimum lease payments to be received under sales-type leases as of March 31, 2003 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2004	¥32,333	$269,442
2005	24,869	207,242
2006	17,815	148,458
2007	10,799	89,991
2008	4,340	36,167
2009 and thereafter	505	4,208
Total future minimum lease payments	¥90,661	$755,508

6. Inventories

Inventories at March 31, 2003 and 2002 consisted of the following:

	2003	2002	**2003**
	(Millions of yen)		(Thousands of U.S. dollars)
Finished goods	**¥218,483**	¥222,523	**$1,820,691**
Work in process	**65,273**	65,714	**543,942**
Raw materials and supplies	**67,992**	70,266	**566,600**
	¥351,748	¥358,503	**$2,931,233**

7. Investments in affiliated companies

Investments in affiliated companies accounted for by the equity method amounted to ¥39,206 million ($326,717 thousand) and ¥37,932 million at March 31, 2003 and 2002, respectively. The combined financial position and results of operations of the Company's affiliates accounted for by the equity method are summarized as follows:

	2003	2002	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Current assets	**¥161,606**	¥157,989	**$1,346,716**
Noncurrent assets	**90,632**	86,982	**755,267**
Total assets	**¥252,238**	¥244,971	**$2,101,983**
Current liabilities	**¥127,907**	¥115,026	**$1,065,891**
Long-term liabilities	**44,888**	46,319	**374,067**
Shareholders' equity	**79,443**	83,626	**662,025**
Total liabilities and shareholders' equity	**¥252,238**	¥244,971	**$2,101,983**

	2003	2002	2001	2003
		(Millions of yen)		(Thousands of U.S. dollars)
Revenue	**¥323,944**	¥319,011	¥1,166,807	**$2,699,533**
Net income	**703**	6,158	15,793	**5,858**

On March 30, 2001, Fuji Xerox Co., Ltd. ("Fuji Xerox") became a consolidated subsidiary. Prior to the acquisition, the Company owned a 50% interest in Fuji Xerox and accounted for the investment in Fuji Xerox using the equity method. Accordingly, the amounts in the above table for the year ended March 31, 2001 included the operating results of Fuji Xerox. Transactions with affiliated companies for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

	2003	2002	2001	2003
		(Millions of yen)		(Thousands of U.S. dollars)
Revenue	**¥127,452**	¥108,801	¥125,950	**$1,062,100**
Purchases	**32,599**	30,680	40,433	**271,658**
Dividends received	**1,074**	351	4,249	**8,950**

Customers' guarantee deposits received from affiliated companies amounted to ¥17,242 million ($143,683 thousand) and ¥17,597 million at March 31, 2003 and 2002, respectively.

8. Goodwill and other intangible assets

The changes in goodwill by operating segment for the years ended March 31, 2003 were as follows:

	Imaging Solutions	Information Solutions	Document Solutions	Total
		(Millions of Yen)		
As of March 31, 2002	¥2,118	¥ 9,466	¥179,710	¥191,294
Acquired	6,764	4,178	15,693	26,635
Impaired	—	—	—	—
Other	415	(1,601)	(3,030)	(4,216)
As of March 31, 2003	**¥9,297**	**¥12,043**	**¥192,373**	**¥213,713**

	Imaging Solutions	Information Solutions	Document Solutions	Total
		(Thousands of U.S. dollars)		
As of March 31, 2002	$17,650	$ 78,883	$1,497,584	$1,594,117
Acquired	56,367	34,816	130,775	221,958
Impaired	—	—	—	—
Other	3,458	(13,341)	(25,250)	(35,133)
As of March 31, 2003	**$77,475**	**$100,358**	**$1,603,109**	**$1,780,942**

Other primarily consists of foreign exchange translation adjustments and changes in the fiscal year-end of certain subsidiaries.

Prior to the adoption of SFAS No. 142, accumulated amortization of goodwill at March 31, 2002 amounted to ¥21,727 million.

Reconciliation of reported net income to the net income adjusted to exclude the amortization expense related to goodwill is as follows:

	2003	2002	2001	**2003**	2002	2001
	(Millions of yen)			(Thousands of U.S. dollars)		
Reported net income:	**¥48,579**	¥81,331	¥117,900	**$404,825**	$677,758	$982,500
Add back—after tax amounts:						
Goodwill amortization	**—**	13,538	2,089	**—**	112,817	17,408
Adjusted net income	**¥48,579**	¥94,869	¥119,989	**$404,825**	$790,575	$999,908

	2003	2002	2001	**2003**	2002	2001
	(Yen)			(U.S. dollars)		
Per share data:	**¥94.51**	¥158.05	¥229.11	**$0.79**	$1.32	$1.91
Reported basic and diluted EPS						
Add back—after tax amounts:						
Goodwill amortization	**—**	26.31	4.06	**—**	0.22	0.03
Adjusted basic and diluted EPS	**¥94.51**	¥184.36	¥233.17	**$0.79**	$1.54	$1.94

Intangible assets subject to amortization are as follows:

	2003		2002		**2003**	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of Yen)				(Thousands of U.S. dollars)	
Patents	**¥22,662**	**¥ 6,050**	¥21,990	¥ 3,516	**$188,850**	**$ 50,417**
Customer supply agreements	**52,792**	**34,721**	59,005	32,417	**439,933**	**289,342**
Other intangibles	**13,282**	**5,314**	12,922	3,629	**110,684**	**44,283**
	¥88,736	**¥46,085**	¥93,917	¥39,562	**$739,467**	**$384,042**

The difference between the above amounts disclosed and the amounts of other intangible assets on the balance sheet at March 31, 2003 and 2002 include intangible assets of ¥2,595 million ($21,625 thousand) and ¥3,068 million, respectively, which were recorded under SFAS No. 87, "Employers' Accounting for Pensions," as discussed in Note 10.

The weighted-average amortization period for patents and customer supply agreements are 8 years and 10 years, respectively. The aggregate amortization expense for intangible assets for the years ended March 31, 2003, 2002 and 2001 were ¥9,018 million ($75,150 thousand), ¥9,463 million, and ¥4,460 million, respectively.

The estimated aggregate amortization expense for intangible assets subject to amortization for the next five years is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2004	¥8,780	$73,167
2005	8,733	72,775
2006	8,595	71,625
2007	5,415	45,125
2008	3,119	25,992

9. Short-term and long-term debt

Short-term debt consisted of the following:

	2003	2002	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Borrowings from bank	**¥100,783**	¥125,018	**$ 839,858**
Commercial paper	**33,895**	32,826	**282,458**
Notes payable	**6,486**	12,238	**54,050**
Current portion of long-term debt	**18,467**	17,172	**153,892**
	¥159,631	¥187,254	**$1,330,258**

The weighted-average interest rates per annum on borrowings from banks, commercial paper and notes payable outstanding at March 31, 2003 and 2002 were 3.33% and 2.47%, respectively. Short-term debt is principally unsecured.

Long-term debt at March 31, 2003 and 2002 consisted of the following:

	2003	2002	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Loans, principally from banks, due 2004 to 2018, with interest rates ranging from 0.545% to 8.75% at March 31, 2003 and due 2003 to 2018, with interest rates ranging from 0.11% to 8.75% at March 31, 2002:			
Secured	**¥ 3,270**	¥ 3,536	**$ 27,250**
Unsecured	**67,522**	72,263	**562,683**
Medium-term notes payable in Japanese yen, due 2004 to 2013, with fixed and floating interest rates ranging from 0.20% to 2.80% at March 31, 2003 and due 2003 to 2017, with fixed and floating interest rates ranging from 0.05% to 3.00% at March 31, 2002	**27,312**	37,654	**227,600**
Unsecured bonds:			
0.6200% yen bonds, due 2007	**3,000**	3,000	**25,000**
0.6475% yen bonds, due 2007	**7,500**	7,500	**62,500**
1.6300% yen bonds, due 2008	**5,000**	5,000	**41,667**
1.0075% yen bonds, due 2009	**6,100**	6,100	**50,833**
1.0050% yen bonds, due 2009	**2,000**	2,000	**16,667**
1.9900% yen bonds, due 2011	**10,000**	10,000	**83,333**
1.5175% yen bonds, due 2012	**3,000**	3,000	**25,000**
Other	**8,167**	4,565	**68,059**
	142,871	154,618	**1,190,592**
Portion due within one year	**(18,467)**	(17,172)	**(153,892)**
	¥124,404	¥137,446	**$1,036,700**

The weighted-average interest rates of long-term loans from banks in the above table were approximately 1.7% and 2.3% at March 31, 2003 and 2002, respectively. Certain medium-term notes have call options that may be exercised at the respective interest payment dates.

The aggregate annual maturities of long-term debt subsequent to March 31, 2003 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2004	¥ 18,467	$ 153,892
2005	16,475	137,292
2006	26,844	223,700
2007	17,877	148,975
2008	8,931	74,425
2009 and thereafter	54,277	452,308
	¥142,871	$1,190,592

At March 31, 2003, certain loans were secured by machinery and equipment with a net book value of ¥3,105 million ($25,875 thousand).

10. Pension and severance plans

Employees of the Company and its domestic subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or pension payments as described below, determined by reference to their current basic rate of pay, length of service and the conditions under which termination occurs.

The Company and certain of its domestic subsidiaries have funded non-contributory defined benefit pension plans whose assets are maintained at trust banks and insurance companies. The funding policy is to make actuarially determined contributions to provide the plans with sufficient assets to meet future benefit payment requirements. Effective January 1, 2001, the Company made certain amendments to the plans, which resulted in a decrease in its benefit obligation of ¥6,356 million.

The Company and certain of its domestic subsidiaries also have had two defined benefit pension plans, which are funded in conformity with the requirements of the Welfare Pension Insurance Law of Japan. The pension plans consist of two portions: a governmental welfare contributory portion (which would otherwise be provided by the Japanese government) and an additional non-contributory defined benefit portion. The pension benefits are determined based on years of service and compensation as stipulated in the pension plan's regulations.

In March 2003, one of the defined pension plans was liquidated and the obligation and related plan assets of the governmental welfare contributory portion were transferred to a governmental agency and the remaining non-contributory defined benefit portion was transferred into a defined contribution plan. Upon the liquidation, a net loss of ¥23,089 million ($192,408 thousand) was incurred, which included a gain of ¥52,136 million ($434,467 thousand) reflecting the government subsidy arising from the difference between the obligation settled and the assets transferred to the government, determined pursuant to the government formula. In order to facilitate the liquidation of the defined pension plan, certain marketable equity securities held in the employee retirement benefit trust were returned to the Company at their current fair market value of approximately ¥21,780 million ($181,500 thousand) and the employee retirement benefit trust was dissolved.

In January 2003, certain domestic subsidiaries obtained the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component of another defined benefit plan, over which the Japanese government will take responsibility. The subsidiaries, upon the final approval from the Japanese government during the year ending March 31, 2004, will be relieved of all past benefit obligations under the governmental welfare component of the plans, with the transfer to the government of certain specified amounts, to be computed by a government specified formula, from the assets of the subsidiaries' pension plans. The Company will account for the elimination of future benefit obligations and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction. Based on current assumptions, the Company estimates that this transaction would result in a decrease of approximately ¥173,000 million ($1,441,667 thousand) in the benefit obligation. However, the ultimate gain or loss to be recognized for the year ending March 31, 2004 has not been determined.

Most foreign subsidiaries have various retirement plans, primarily defined contribution plans, covering substantially all of their employees. The funding policy for such defined contribution plans is to contribute annually an amount equal to a certain percentage of the participant's annual salary.

The aggregate charges to income for severance indemnities and costs for the Company's defined benefit and defined contribution plans amounted to ¥52,003 million ($433,358 thousand), ¥45,181 million and ¥20,671 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Components of net periodic benefit cost for the years ended March 31, 2003, 2002 and 2001, and reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the amounts recognized in the consolidated balance sheets of the non-contributory and contributory defined benefit pension plans at March 31, 2003 and 2002 are outlined as follows:

	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars)
Components of net periodic benefit cost:				
Service cost	**¥34,502**	¥31,547	¥13,542	**$287,517**
Interest cost	**22,791**	23,519	11,049	**189,925**
Expected return on plan assets	**(16,606)**	(19,029)	(7,532)	**(138,383)**
Recognized net actuarial loss	**12,354**	5,869	3,150	**102,950**
Amortization of prior service credit	**(2,847)**	(1,137)	(1,385)	**(23,725)**
Amortization of unrecognized net transition obligation	**721**	2,586	482	**6,008**
Net periodic benefit cost	**¥50,915**	¥43,355	¥19,306	**$424,292**

	2003	2002	**2003**
	(Millions of yen)		(Thousands of U.S. dollars)
Changes in benefit obligation:			
Benefit obligation at beginning of year	**¥ 875,258**	¥ 773,919	**$ 7,293,817**
Service cost	**34,502**	31,547	**287,517**
Interest cost	**22,791**	23,519	**189,925**
Plan participants' contributions	**5,504**	3,700	**45,866**
Plan amendments	**15**	(14,726)	**125**
Actuarial loss	**42,086**	66,259	**350,717**
Acquisition	**9,613**	5,165	**80,108**
Benefits paid	**(20,216)**	(15,822)	**(168,467)**
Settlement and curtailment	**(232,109)**	—	**(1,934,242)**
Effect on the change of the fiscal year-end in foreign subsidiaries	**(333)**	—	**(2,775)**
Foreign currency translation	**(886)**	1,697	**(7,383)**
Benefit obligation at end of year	**736,225**	875,258	**6,135,208**
Changes in plan assets:			
Fair value of plan assets at beginning of year	**544,070**	535,486	**4,533,917**
Actual return (loss) on plan assets	**(70,655)**	(29,294)	**(588,792)**
Acquisition	**5,052**	4,356	**42,100**
Employers' contributions	**61,620**	41,127	**513,500**
Plan participants' contributions	**5,504**	3,700	**45,866**
Benefits paid	**(11,257)**	(12,719)	**(93,808)**
Settlement and curtailment	**(152,366)**	—	**(1,269,716)**
Effect on the change of the fiscal year-end in foreign subsidiaries	**121**	—	**1,008**
Foreign currency translation	**(128)**	1,414	**(1,067)**
Fair value of plan assets at end of year	**381,961**	544,070	**3,183,008**
Funded status	**(354,264)**	(331,188)	**(2,952,200)**
Unrecognized net actuarial loss	**281,024**	286,419	**2,341,866**
Unrecognized prior service credit	**(14,842)**	(38,332)	**(123,683)**
Unrecognized net transition obligation	**2,351**	4,019	**19,592**
Net amount recognized	**¥ (85,731)**	¥ (79,082)	**$ (714,425)**
Amounts recognized in the consolidated balance sheets consist of:			
Accrued pension and severance costs	**¥(241,914)**	¥(190,155)	**$(2,015,950)**
Additional minimum liability adjustments:			
Intangible assets	**2,595**	3,068	**21,625**
Accumulated other comprehensive loss	**153,588**	108,005	**1,279,900**
Net amount recognized	**¥ (85,731)**	¥ (79,082)	**$ (714,425)**

The weighted-average assumptions used in accounting for the plans at March 31, 2003 and 2002 are as follows:

	2003	2002
Discount rate	**2.35%**	2.50%
Long-term rate of salary increases	**2.07%**	2.50%
Expected long-term rate of return on plan assets	**3.12%**	3.47%

11. Income taxes

Income taxes applicable to the Company and its domestic subsidiaries comprise corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 42% for each of three years in the period ended March 31, 2003. The new Japanese local tax law was issued in March 2003, which reduces the standard enterprise tax rate from 9.6% to 7.2%, but, instead, levies taxes on the capital amount and certain expenses defined in the law, which will be effective on April 1, 2004. The new enterprise tax law will be applicable only to the Company and certain domestic subsidiaries. When the new tax law becomes effective, the combined effective Japanese statutory rate will be reduced from approximately 42% to 40.4%. The net decrease in the deferred tax assets as of March 31, 2003 due to the lower combined effective tax rate amounted to ¥1,647 million ($13,725 thousand).

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 differ from the statutory tax rate due to the following reasons:

	2003	2002	2001
Statutory tax rates	**42.0%**	42.0%	42.0%
Increase (decrease) in income taxes resulting from:			
Expenses not deductible for tax purposes	**4.5**	4.5	1.4
Lower effective tax rates of other countries	**(2.3)**	(0.9)	(0.9)
Deferred tax liabilities on undistributed earnings	**1.5**	1.3	1.1
Reduction in net deferred tax assets due to change in tax rate	**1.3**	—	—
Other	**3.0**	(2.5)	(0.3)
Effective tax rates	**50.0%**	44.4%	43.3%

Income before income taxes for the years ended March 31, 2003, 2002 and 2001 was taxed in the following jurisdictions:

	2003	2002	2001	2003
		(Millions of yen)		(Thousands of U.S. dollars)
Income before income taxes:				
Domestic	**¥ 85,560**	¥137,103	¥178,666	**$ 713,000**
Foreign	**34,953**	22,446	20,995	**291,275**
	¥120,513	¥159,549	¥199,661	**$1,004,275**

The provision (benefit) for income taxes for the years ended March 31, 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001	2003
		(Millions of yen)		(Thousands of U.S. dollars)
Current:				
Domestic	**¥45,757**	¥63,929	¥62,578	**$381,308**
Foreign	**16,263**	15,370	12,611	**135,525**
Total current	**62,020**	79,299	75,189	**516,833**
Deferred:				
Domestic	**506**	(4,623)	14,734	**4,217**
Foreign	**(2,243)**	(3,823)	(3,388)	**(18,692)**
Total deferred	**(1,737)**	(8,446)	11,346	**(14,475)**
	¥60,283	¥70,853	¥86,535	**$502,358**

The significant components of deferred tax assets and liabilities at March 31, 2003 and 2002 were as follows:

	2003	2002	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Inventories	**¥ 36,388**	¥ 35,401	**$ 303,233**
Depreciation	**10,685**	12,542	**89,042**
Accrued expenses	**33,151**	23,556	**276,258**
Accrued pension and severance costs	**15,432**	21,298	**128,600**
Minimum pension liability adjustments	**61,700**	45,363	**514,167**
Accrued enterprise tax	**1,373**	2,592	**11,442**
Tax loss carryforwards	**5,054**	3,513	**42,117**
Decline in value of investment securities	**5,526**	17	**46,050**
Allowance for doubtful receivables	**3,917**	3,120	**32,642**
Other	**23,771**	20,090	**198,091**
	196,997	167,492	**1,641,642**
Less valuation allowance	**(7,689)**	(5,956)	**(64,075)**
Total deferred tax assets	**189,308**	161,536	**1,577,567**
Deferred tax liabilities:			
Depreciation	**16,625**	14,411	**138,542**
Taxes on undistributed earnings	**11,042**	10,720	**92,017**
Unrealized gain on available-for-sale securities	**5,189**	5,416	**43,242**
Goodwill	**5,216**	3,305	**43,467**
Other intangible assets	**6,225**	7,350	**51,875**
Other	**6,542**	2,419	**54,516**
Total deferred tax liabilities	**50,839**	43,621	**423,659**
Net deferred tax assets	**¥138,469**	¥117,915	**$1,153,908**

The valuation allowance relates primarily to the deferred tax assets of certain subsidiaries which have net operating loss carryforwards for tax purposes. The valuation allowances increased by ¥1,733 million ($14,442 thousand) and ¥2,771 million and decreased by ¥924 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Deferred tax assets and liabilities at March 31, 2003 and 2002 are included in the consolidated balance sheets as follows:

	2003	2002	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred income taxes (current assets)	**¥ 76,857**	¥ 70,778	**$ 640,475**
Deferred income taxes (other assets)	**85,625**	66,260	**713,542**
Other current liabilities	**(2,341)**	(841)	**(19,509)**
Deferred income taxes (noncurrent liabilities)	**(21,672)**	(18,282)	**(180,600)**
Net deferred tax assets (liabilities)	**¥138,469**	¥117,915	**$1,153,908**

At March 31, 2003, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥12,075 million ($100,625 thousand) and of which ¥6,408 million ($53,400 thousand) will be carried forward indefinitely and ¥5,667 million ($47,225 thousand) will expire through 2008. These net operating loss carryforwards are available to offset future taxable income of the subsidiaries.

12. Shareholders' equity

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amount to be disbursed as a distribution of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The Code also provides to the extent that if the sum of the additional paid-in capital account and the legal reserve account exceed 25% of the common stock account, then the amount of the excess (if any) is available for appropriations by resolution of the shareholders.

Retained earnings available for dividends under the Code are based on the amount presented in the Company's non-consolidated financial statements, which are prepared in accordance with accounting principles and practices generally accepted in Japan. Under the Code, the amount of retained earnings available for dividends as of March 31, 2003 amounted to ¥1,355,310 million ($11,294,250 thousand), which included the Company's legal reserve of ¥10,091 million ($84,092 thousand).

The appropriation of retained earnings for the year ended March 31, 2003, which has been reflected in the consolidated financial statements, will be proposed for approval in accordance with the Code at the general shareholders' meeting to be held on June 27, 2003, and will subsequently be recorded in the Company's statutory books of account.

13. Other comprehensive income (loss)

Accumulated other comprehensive income (loss) as reflected in the consolidated balance sheets at March 31, 2003 and 2002 is summarized as follows:

	2003	2002	**2003**
	(Millions of yen)		(Thousands of U.S. dollars)
Unrealized gains on securities	**¥ 1,832**	¥ 2,083	**$ 15,267**
Foreign currency translation adjustments	**(3,748)**	27,623	**(31,233)**
Minimum pension liability adjustments	**(74,274)**	(57,851)	**(618,950)**
Unrealized gains (losses) on derivatives	**(53)**	12	**(442)**
	¥(76,243)	¥(28,133)	**$(635,358)**

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
		(Millions of yen)	
2003			
Unrealized gains on securities:			
Decrease in unrealized gains on securities	**¥ (16,857)**	**¥ 7,033**	**¥ (9,824)**
Less: reclassification adjustment for losses realized in net income	**16,506**	**(6,933)**	**9,573**
Net decrease in unrealized gains	**(351)**	**100**	**(251)**
Foreign currency translation adjustments	**(31,575)**	**204**	**(31,371)**
Minimum pension liability adjustments	**(35,203)**	**18,780**	**(16,423)**
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	**(1,169)**	**490**	**(679)**
Less: reclassification adjustment for gains (losses) realized in net income	**1,060**	**(446)**	**614**
Change in net unrealized gains (losses)	**(109)**	**44**	**(65)**
	¥ (67,238)	**¥ 19,128**	**¥ (48,110)**
2002			
Unrealized gains on securities:			
Decrease in unrealized gains on securities	¥ (20,528)	¥ 8,718	¥ (11,810)
Less: reclassification adjustment for gains realized in net income	(1,447)	608	(839)
Net decrease in unrealized gains	(21,975)	9,326	(12,649)
Foreign currency translation adjustments	52,239	(1,219)	51,020
Minimum pension liability adjustments	(58,583)	25,356	(33,227)
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	1,529	(642)	887
Less: reclassification adjustment for gains (losses) realized in net income	(1,508)	633	(875)
Change in net unrealized gains (losses)	21	(9)	12
	¥ (28,298)	¥ 33,454	¥ 5,156
2001			
Unrealized gains on securities:			
Decrease in unrealized gains on securities	¥ (34,847)	¥ 14,703	¥ (20,144)
Less: reclassification adjustment for gains realized in net income	(55,371)	23,256	(32,115)
Net decrease in unrealized gains	(90,218)	37,959	(52,259)
Foreign currency translation adjustments	15,662	(328)	15,334
Minimum pension liability adjustments	(35,820)	16,306	(19,514)
	¥(110,376)	¥ 53,937	¥ (56,439)

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
		(Thousands of U.S. dollars)	
2003			
Unrealized gains on securities:			
Decrease in unrealized gains on securities	**$(140,475)**	**$ 58,608**	**$ (81,867)**
Less: reclassification adjustment for losses realized in net income	**137,550**	**(57,775)**	**79,775**
Net decrease in unrealized gains	**(2,925)**	**833**	**(2,092)**
Foreign currency translation adjustments	**(263,124)**	**1,700**	**(261,424)**
Minimum pension liability adjustments	**(293,358)**	**156,500**	**(136,858)**
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	**(9,741)**	**4,083**	**(5,658)**
Less: reclassification adjustment for gains (losses) realized in net income	**8,833**	**(3,717)**	**5,116**
Change in net unrealized gains (losses)	**(908)**	**366**	**(542)**
	$(560,315)	**$159,399**	**$(400,916)**

14. Commitments and contingent liabilities

Guarantees

The Company guarantees certain indebtedness of others and other obligations. At March 31, 2003, the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee was ¥57,927 million ($482,725 thousand), of which ¥51,194 million ($426,617 thousand) are guarantees of employee mortgage loans to financial institutions. In the event of an employee's insolvency, the Company and certain of its subsidiaries will need to pay the default mortgage on behalf of the employee. Certain guarantees are secured by the employees' property in the amount of ¥50,907 million ($424,225 thousand). The term of the mortgage loan guarantees are from 2 years to 30 years. As of March 31, 2003, the carrying amount of the liability for the Company's obligations under the guarantee was insignificant.

Lease commitments

The Company and its subsidiaries lease office space, warehouses, offices and laboratory equipment as well as certain residential facilities for employees.

The future minimum lease payments required under operating leases which, at March 31, 2003, had initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2004	¥13,693	$114,108
2005	10,628	88,567
2006	7,749	64,575
2007	5,109	42,575
2008	3,662	30,517
2009 and thereafter	9,920	82,666
Total future minimum lease payments	¥50,761	$423,008

Rental expenses under operating leases for the years ended March 31, 2003, 2002 and 2001 were ¥56,060 million ($467,167 thousand), ¥56,498 million and ¥24,369 million, respectively.

Purchase commitments, other commitments and contingencies

Commitments outstanding at March 31, 2003 principally for the construction and purchase of property, plant and equipment amounted to ¥3,005 million ($25,042 thousand). At March 31, 2003, the Company was contingently liable on discounted notes receivable on a full recourse basis with banks of ¥8,513 million ($70,942 thousand).

Due to the nature of its business, the Company is subject to various threatened or filed legal actions and regulatory investigations. The Company has provided the necessary accruals, if any, for any environmental remediation, litigation or regulatory investigations, for which occurrence of future events is probable and the amount of loss can be reasonably estimated. In conjunction with a regulatory investigation, the Company has provided in accordance with SFAS No. 5, "Accounting for Contingencies," an accrual for the settlement at the low end of the estimated range from ¥3,250 million ($27,083 thousand) to ¥8,450 million ($70,417 thousand) of potential exposure, based upon the advice of legal counsel. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon the advice of counsel, does not expect the final outcome of any threatened or filed suits to have a material adverse effect on the financial position of the Company.

Product warranties

The Company provides its customers with product warranties for certain of its products. These warranties extend for periods of generally one year from the date of sale. The following table illustrates the changes in the Company's warranty liability balance:

	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars)
Balance, at April 1	**¥4,944**	¥3,041	¥2,149	**$41,200**
Warranties issued during the current period	**7,329**	5,094	3,227	**61,075**
Settlements made during the current period	**(2,433)**	(2,949)	(1,713)	**(20,275)**
Change in liability for pre-existing warranties during the current period, including expirations	**(2,438)**	(242)	(622)	**(20,317)**
Balance, at March 31	**¥7,402**	¥4,944	¥3,041	**$61,683**

15. Financial instruments

The Company operates internationally and is exposed to market risks arising from fluctuations in foreign currencies, interest rates and certain commodity prices. The Company and certain of its subsidiaries utilize derivative financial instruments solely to reduce these risks. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Fair value hedging strategy

Certain subsidiaries of the Company have entered into cross currency interest rate swaps for interest rate exposure and/or foreign currency exchange rate exposure management purposes. The cross currency interest rate swaps utilized by certain subsidiaries of the Company effectively modify their exposure to the interest rate risk and/or foreign currency exchange rate risk associated with the underlying debt obligation by converting the underlying debt amounts in exchange for floating rate interest payments over the life of the agreements. The notional amounts of the swaps are ¥6,961 million ($58,008 thousand) and ¥15,762 million as of March 31, 2003 and 2002, respectively. Changes in the fair value of these derivatives are reported in the consolidated statements of income in the line titled "Other, net" in other income (expenses). The ineffective portion of its fair value hedges and the portion of hedging instruments which were excluded from the assessment of hedge effectiveness have been immaterial to the financial position and operating results of the Company for the years ended March 31, 2003 and 2002, respectively.

Cash flow hedging strategy

Certain subsidiaries of the Company have entered into forward currency exchange contracts to protect against the increase or decrease in value of forecasted intercompany purchases or export sales denominated in foreign currencies over the next year (maximum length of time is through August 2003). When the yen weakens significantly against foreign currencies (primarily the U.S. dollar), the increase in the value of future foreign currency cost or revenue is offset by gains or losses in the value of the forward exchange contract designated as a hedge. Conversely, when the yen strengthens, the increase or decrease in the value of future foreign currency cash flow is offset by gains or losses in the value of the forward contracts.

In addition, certain subsidiaries of the Company also entered into a currency swap and cross currency interest rate swaps that effectively convert a portion of the underlying debt amounts to a fixed interest rate and to the functional currencies of the subsidiaries for the next four years (maximum length of time is through May 2006), thus reducing the impact of foreign currency exchange rate and interest rate changes on future income.

Changes in the fair value of those derivative instruments designated and qualifying as cash flow hedges of variability of cash flows are reported in other comprehensive income, net of applicable taxes. These amounts are reclassified into earnings in the same period and same line item as the hedged items that affect earnings. The amount of gains or losses on derivatives or portions thereof that were either ineffective as hedges or excluded from the assessment of hedge effectiveness were immaterial to the financial position or operating results of the Company.

As of March 31, 2003, the Company expects to reclassify ¥24 million ($200 thousand) of net gains on derivatives from accumulated other comprehensive income to earnings during the next 12 months due to actual export sales and import purchases and the payment of the underlying debt.

Derivatives not designated as hedges

Derivatives not designated as hedges include certain interest rate swaps, cross currency interest rate swaps, forward currency exchange contracts and aluminum forward contracts which have been entered into by the Company and certain of its subsidiaries. Although these derivatives are effective as hedges from an economic perspective, the Company did not designate these contracts as hedges as required in order to apply hedge accounting. As a result, the Company reported the changes in the fair value of these derivatives in the statement of income in the line titled "Other, net" in other income (expenses).

Derivatives prior to the adoption of SFAS No. 133 as amended

Prior to April 1, 2001, the Company and certain of its subsidiaries entered into various interest rate swaps, cross currency interest rate swaps and forward foreign exchange contracts for hedging purposes. As of March 31, 2001, the notional amounts and the fair values (unrecognized gains) of the derivative instruments related to debt, which certain of the Company's subsidiaries entered into, were ¥78,851 million and ¥2,627 million, respectively. As of March 31, 2001, the notional amounts of the derivative instruments to hedge existing assets and liabilities denominated in foreign currencies were ¥50,382 million and substantially all these derivatives have maturities of less than six months. The notional amounts of forward foreign exchange contracts entered into to hedge firm sale or purchase commitments denominated in foreign currencies and the related hedging gains or losses deferred were insignificant at March 31, 2001.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, investments, trade and finance accounts receivable and derivatives.

The Company maintains cash and cash equivalents and short- and long-term investments with various financial institutions. These financial institutions are located throughout Japan and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Concentration of credit risk associated with trade receivables is limited due to the Company's large customer base, maintenance of customers' guarantee deposits and the Company's performance of ongoing credit evaluations. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover potential losses.

The Company is exposed to credit risk in the event of nonperformance by counterparties to derivative instruments. The Company limits this exposure by acquiring such derivative instruments from counterparties with high credit ratings.

Fair value of financial instruments

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. Although management uses its best judgment in estimating the fair value of such instruments, the methodologies and assumptions for the estimate of fair value are inherently subjective. Consequently, the estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The following methodologies and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents, Notes and accounts receivable, Short-term debt, Notes and accounts payable: The carrying amounts in the consolidated balance sheets approximate fair value because of the short maturity of these instruments.

Marketable securities, Investment securities: The fair value of current and noncurrent marketable securities is estimated based on quoted market prices. The fair value of nonmarketable debt securities with variable rates approximates their carrying amounts.

Customers' guarantee deposits: The carrying amounts approximate fair value because they are variable rate instruments.

Long-term debt: The fair value of long-term debt is estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including the current portion, as of March 31, 2003 and 2002 were ¥147,423 million ($1,228,525 thousand) and ¥147,957 million, respectively.

Derivative financial instruments: The fair values of forward currency exchange contracts, interest rate swaps, a currency swap, cross currency interest rate swaps and aluminum forward contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions or obtained from brokers. The fair value and the carrying amounts of these derivative assets were ¥430 million ($3,583 thousand) and ¥782 million, and those of derivative liabilities were ¥4,419 million ($36,825 thousand) and ¥6,695 million, as of March 31, 2003 and 2002, respectively.

16. Acquisitions

To expand its distribution channels in Japan, the United States of America and Europe, the Company acquired nine businesses during the year ended March 31, 2003 and four businesses during the year ended March 31, 2002. The total purchase price for those acquisitions amounted to ¥33,486 million ($279,050 thousand) and ¥26,750 million, net of cash acquired for the year ended March 31, 2003 and 2002, respectively, and each acquisition has been accounted for under the purchase method of accounting. There were no significant contingent payments, options nor commitments related to those acquisitions. The excess of the purchase price over the estimated fair value of net assets acquired has been recorded as goodwill, which is primarily tax deductible. The Company also recorded certain intangible assets, such as patents, which are amortized on a straight-line basis over their estimated useful lives. The results of operations for the acquired entities since the date of the acquisitions have been included in the Company's consolidated statements of income. The results of operations related to the entities acquired are not significant to the operating results of the Company.

On March 30, 2001, the Company purchased 25% of the outstanding shares in Fuji Xerox for ¥160,000 million.

As a result of the acquisition of the additional shares, the Company's ownership interest increased to 75% and Fuji Xerox became a consolidated subsidiary of the Company. Prior to the acquisition, the Company accounted for the investment using the equity method. The acquisition of the additional interest in Fuji Xerox was accounted for as a purchase. The acquisition cost was allocated to the percentage of the fair value of the assets and liabilities acquired. The excess of the acquisition cost over the fair value of the net assets acquired of ¥85,756 million was recognized as goodwill.

Goodwill resulting from this acquisition had been amortized on a straight-line basis over 20 years until March 31, 2002. The amortization of this goodwill is not tax deductible.

The following unaudited consolidated pro forma information is intended to present the Company's consolidated results of operations for the year ended March 31, 2001 as though the acquisition of the additional interest in Fuji Xerox was made as of April 1, 2000. Had the acquisition of Fuji Xerox been affected on the date indicated, revenue, net income and net income per share would have been ¥2,279.2 billion, ¥116.5 billion and ¥226.38, respectively. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operation that would have been occurred.

17. Segment information

Operating segments

The Company has three operating segments. The Company's operating segments were determined based upon common technology, manufacturing processes as well as distribution processes and type of customers, and they reflect how management reviews the businesses and operating results and makes decisions about strategic investments and the allocation of resources. "Imaging Solutions" manufactures, develops and markets color films, film cameras, digital cameras, lab equipment, color paper and chemicals and provides photofinishing services, primarily to consumer customers. "Information Solutions" manufactures, develops, markets and services system devices for graphic arts, medical imaging and information systems, liquid crystal display materials and recording media, primarily to commercial enterprises. "Document Solutions" manufactures, develops, markets and services office copiers, printers, facsimiles and consumables for document services, primarily to commercial enterprises.

Document Solutions represents the business of Fuji Xerox. As mentioned in Note 16, "Acquisitions," Fuji Xerox became a consolidated subsidiary on March 30, 2001. Prior to the acquisition, the Company owned a 50% interest in Fuji Xerox and accounted for the investment in Fuji Xerox using the equity method. An equity earnings in Fuji Xerox for the year ended March 31, 2001 was ¥5,727 million.

Revenue	Year ended March 31			
	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue:				
Imaging Solutions:				
External customers	**¥ 830,990**	¥ 784,627	¥ 743,323	**$ 6,924,917**
Intersegment	**447**	378	—	**3,725**
Total	**831,437**	785,005	743,323	**6,928,642**
Information Solutions:				
External customers	**724,299**	685,334	640,046	**6,035,825**
Intersegment	**5,046**	3,403	—	**42,050**
Total	**729,345**	688,737	640,046	**6,077,875**
Document Solutions:				
External customers	**950,414**	931,183	—	**7,920,117**
Intersegment	**11,588**	11,647	—	**96,566**
Total	**962,002**	942,830	—	**8,016,683**
Eliminations	**(17,081)**	(15,428)	—	**(142,342)**
Consolidated total	**¥2,505,703**	¥2,401,144	¥1,383,369	**$20,880,858**

Segment profit or loss	Year ended March 31			
	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars)
Operating income:				
Imaging Solutions	**¥ 56,709**	¥ 48,792	¥ 65,133	**$ 472,575**
Information Solutions	**75,287**	82,523	84,599	**627,392**
Document Solutions	**51,369**	37,353	—	**428,075**
Total	**183,365**	168,668	149,732	**1,528,042**
Eliminations	**1**	14	—	**8**
Settlement and curtailment of the defined benefit plan	**(23,089)**	—	—	**(192,408)**
Consolidated operating income	**160,277**	168,682	149,732	**1,335,642**
Other income (expenses), net	**(39,764)**	(9,133)	49,929	**(331,367)**
Consolidated income before income taxes	**¥120,513**	¥159,549	¥199,661	**$1,004,275**

Assets	March 31			
	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars)
Total assets:				
Imaging Solutions	**¥ 803,772**	¥ 803,349	¥ 760,001	**$ 6,698,100**
Information Solutions	**694,451**	696,214	612,268	**5,787,092**
Document Solutions	**962,034**	938,850	915,667	**8,016,950**
Total	**2,460,257**	2,438,413	2,287,936	**20,502,142**
Eliminations	**(5,750)**	(14,601)	(18,971)	**(47,917)**
Corporate assets	**503,810**	522,550	561,348	**4,198,417**
Consolidated total	**¥2,958,317**	¥2,946,362	¥2,830,313	**$24,652,642**

Other significant items	Year ended March 31 2003	2002	2001	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Depreciation and amortization:				
Imaging Solutions	**¥ 65,787**	¥ 71,967	¥ 58,542	**$ 548,225**
Information Solutions	**47,523**	42,418	40,699	**396,025**
Document Solutions	**60,676**	74,761	–	**505,633**
Consolidated total	**¥173,986**	¥189,146	¥ 99,241	**$1,449,883**
Capital expenditures for segment assets:				
Imaging Solutions	**¥ 43,897**	¥ 59,907	¥ 75,450	**$ 365,808**
Information Solutions	**58,739**	61,609	43,336	**489,492**
Document Solutions	**24,683**	34,009	–	**205,692**
Consolidated total	**¥127,319**	¥155,525	¥118,786	**$1,060,992**

Transfers between operating segments are made at arm's-length prices. Corporate assets consist primarily of cash and cash equivalents as well as marketable and investment securities maintained for general corporate purposes. The capital expenditures in the above table represent the purchase of fixed assets of each segment.

Geographic information

Revenues, which are attributed to geographic areas based on the country of the Company or the subsidiary that transacted the sale with the external customer, operating income for the years ended March 31, 2003, 2002 and 2001 and long-lived assets at March 31, 2003, 2002 and 2001 were as follows. Although the geographic information of operating income is not required under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirement of the Japanese Securities and Exchange Law.

	Year ended March 31 2003	2002	2001	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue:				
Japan				
External customers	**¥1,594,306**	¥1,578,445	¥ 787,003	**$13,285,883**
Intersegment	**303,766**	264,002	231,148	**2,531,383**
Total	**1,898,072**	1,842,447	1,018,151	**15,817,266**
The Americas				
External customers	**486,679**	446,429	369,983	**4,055,658**
Intersegment	**7,597**	6,266	3,597	**63,309**
Total	**494,276**	452,695	373,580	**4,118,967**
Europe				
External customers	**267,398**	235,897	207,764	**2,228,317**
Intersegment	**10,060**	11,550	15,683	**83,833**
Total	**277,458**	247,447	223,447	**2,312,150**
Asia and others				
External customers	**157,320**	140,373	18,619	**1,311,000**
Intersegment	**89,181**	73,903	22,521	**743,175**
Total	**246,501**	214,276	41,140	**2,054,175**
Elimination	**(410,604)**	(355,721)	(272,949)	**(3,421,700)**
Consolidated total	**¥2,505,703**	¥2,401,144	¥1,383,369	**$20,880,858**
Operating income:				
Japan	**¥ 145,809**	¥ 140,424	¥ 122,468	**$ 1,215,075**
The Americas	**19,266**	18,546	17,612	**160,550**
Europe	**11,243**	7,400	12,965	**93,692**
Asia and others	**8,908**	2,465	2,021	**74,233**
Eliminations	**(1,860)**	(153)	(5,334)	**(15,500)**
Settlement and curtailment of the defined benefit plan	**(23,089)**	—	—	**(192,408)**
Consolidated total	**¥ 160,277**	¥ 168,682	¥ 149,732	**$ 1,335,642**

	March 31			
	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars)
Long-lived assets:				
Japan	**¥485,557**	¥490,192	¥475,158	**$4,046,308**
The Americas	**116,101**	142,136	123,061	**967,508**
Europe	**67,004**	61,374	55,073	**558,367**
Asia and others	**29,586**	33,175	28,601	**246,550**
Consolidated total	**¥698,248**	¥726,877	¥681,893	**$5,818,733**

Transfers between geographic areas are made at arm's-length prices.

Primarily all of the revenue and long-lived assets of The Americas segment are for those relating to the United States of America.

Revenue to external customers, which are attributed to geographic areas based on the location of the customers for the years ended March 31, 2003, 2002 and 2001, were as follows:

	Year ended March 31			
	2003	2002	2001	**2003**
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue:				
Japan	**¥1,330,119**	¥1,355,192	¥ 656,059	**$11,084,325**
The Americas	**562,827**	517,135	384,746	**4,690,225**
Europe	**333,699**	282,820	233,091	**2,780,825**
Asia and others	**279,058**	245,997	109,473	**2,325,483**
Total	**¥2,505,703**	¥2,401,144	¥1,383,369	**$20,880,858**

Major customers and other

No single customer of the Company accounted for more than 10% of consolidated revenue for each of the three years in the period ended March 31, 2003.

Document Solutions sold certain copier and other equipment to a minority shareholder and also purchased certain equipment from a minority shareholder, which amounted to ¥92,935 million ($774,458 thousand) and ¥14,418 million ($120,150 thousand), and ¥77,367 million and ¥17,356 million for the years ended March 31, 2003 and 2002, respectively. Document Solutions has a long-term supply agreement with the minority shareholder, which was entered into in December 1990 and is effective through December 2005, and it may be extended by mutual consent. Under the agreement, Document Solutions made a prepayment of $70.0 million and was entitled to purchase specified products at cost, without mark-ups. As of March 31, 2003, the unamortized balance of the prepayment amounted to ¥2,680 million ($22,333 thousand).

In conjunction with a license agreement and other arrangements between Document Solutions and a minority shareholder, certain expenses of ¥14,590 million ($121,583 thousand) and ¥14,816 million, which primarily related to royalty and research expenses, were incurred and certain expenses of ¥4,435 million ($36,958 thousand) and ¥3,940 million, which primarily related to research expenses, were reimbursed for the years ended March 31, 2003 and 2002, respectively.

Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1191
Fax: 03 3503-1277



The Board of Directors and Shareholders
Fuji Photo Film Co., Ltd.

We have audited the accompanying consolidated balance sheets of Fuji Photo Film Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Fuji Photo Film U.S.A., Inc. or the financial statements of Fuji Photo Film, Inc., wholly-owned subsidiaries, as of and for the years ended March 31, 2002 and 2001. Such statements, in the aggregate, reflect total assets constituting 12% of the consolidated totals at March 31, 2002, and net sales constituting 14% and 20% of the consolidated totals for the years ended March 31, 2002 and 2001, respectively. We also did not audit the consolidated statements of income, comprehensive income, stockholders' equity and cash flows of Fuji Xerox Co., Ltd., which until March 30, 2001 was a 50%-owned company accounted for using the equity method of accounting, for the year ended March 31, 2001. The equity in net income of Fuji Xerox Co., Ltd. represents 5% of the consolidated net income for the year ended March 31, 2001. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for Fuji Photo Film U.S.A., Inc., Fuji Photo Film, Inc. and Fuji Xerox Co., Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuji Photo Film Co., Ltd. and subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets and, effective April 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

We have also reviewed the translation of the 2003 consolidated financial statements into U.S. dollars on the basis described in Note 3. In our opinion, such U.S. dollar amounts have been translated on such basis.

April 28, 2003

Ernst + Young

Principal Overseas Subsidiaries

NORTH AMERICA

U.S.A.

Fuji Photo Film U.S.A., Inc.
200 Summit Lake Drive, Valhalla, NY 10595, U.S.A.

Fuji Photo Film Hawaii, Inc.
94-468 Akoki Street, Waipahu, HI 96797, U.S.A.

FUJIFILM Medical Systems U.S.A., Inc.
419 West Avenue, Stamford, CT 06902, U.S.A.

Enovation Graphic Systems, Inc.
200 Summit Lake Drive, Valhalla, NY 10595, U.S.A.

Fuji Photo Film, Inc.
211 Pucketts Ferry Road, Greenwood, SC 29649, U.S.A.

FUJIFILM Microdisks U.S.A., Inc.
45 Crosby Drive, Bedford, MA 01730, U.S.A.

Fuji Hunt Photographic Chemicals, Inc.
40 Boroline Road, Allendale, NJ 07401, U.S.A.

Canada

Fuji Photo Film Canada Inc.
600 Suffolk Court, Mississauga, Ontario, L5R 4G4, Canada

Fuji Graphic Systems Canada Inc.
6425 Airport Road, Mississauga, Ontario, L4V 1E4, Canada

SOUTH AMERICA

Brazil

Fuji Photo Film do Brasil Ltda.
Avenida Vereador José Diniz 3400, Campo Belo,
São Paulo-SP, Brazil CEP-04604-901

EUROPE

Germany

Fuji Photo Film (Europe) GmbH
Heesenstrasse 31, 40549 Düsseldorf, Germany

Fuji Magnetics GmbH
Fujistrasse 1, 47533 Kleve, Germany

U.K.

Fuji Photo Film (U.K.) Ltd.
Fujifilm House, 125 Finchley Road, Swiss Cottage,
London NW3 6HY, U.K.

FUJIFILM Electronic Imaging Ltd.
Fujifilm House, Boundary Way,
Hemel Hempstead, Herts HP2 7RH, U.K.

The Netherlands

Fuji Photo Film B.V.
Industrieterrein Vossenberg, Oudenstaart 1,
5047 TK Tilburg, The Netherlands

Belgium

FUJIFILM Medical Systems Benelux N.V.
Europark-Noord 25, 9100 Sint-Niklaas, Belgium

Fuji Hunt Photographic Chemicals, N.V.
Europark-Noord 21-22, 9100 Sint-Niklaas, Belgium

France

FUJIFILM France S.A.S.
Parc d'Activités du Pas-du-Lac-2, Avenue Franklin,
78186 St. Quentin-En-Yvelines Cedex, France

Fuji Graphic Systems France S.A.S.
Parc d'Activités Gustave Eiffel, 13 Avenue Gutenberg,
BP 20 - Bussy Saint-Georges,
77607 Marne La Vallée Cedex 03, France

Spain

FUJIFILM España, S.A.
Aragon, 180, 08011 Barcelona, Spain

Italy

FUJIFILM Italia S.p.A.
Via De Sanctis 41, 20141 Milano, Italy

ASIA

PRC

Fuji Photo Film (China) Investment Co., Ltd.
No. 011, 31st Floor, HSBC Tower, 101 Yin Cheng East Road,
Pudong New Area, Shanghai 200120, PRC

FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
138 Chang Jiang Road, New District, Suzhou,
Jiangsu Province 215011, PRC

FUJIFILM STARLIGHT Co., Ltd.
49 Jingha Road, Yanjiao Development Zone,
Beijing East 065201, PRC

Singapore

Fuji Photo Film (Singapore) Pte Ltd
10 New Industrial Road, Fujifilm Building, Singapore 536201

Fuji Hunt Photographic Chemicals, Pte. Ltd.
15 Tuas Avenue 7, Singapore 639270

Malaysia

Fuji Photo Film (Malaysia) Sdn. Bhd.
Letter Box 3, 3rd Floor, Office Block 1, Crystal Plaza,
Lot 4, Jalan 51A/223, 46100 Petaling Jaya,
Selangor Darul Ehsan, Malaysia

Thailand

Fuji Photo Film (Thailand) Ltd.
S.P. Building, 8th Floor, 388 Phaholyothin Road,
Samsennai, Phayathai, Bangkok 10400, Thailand

Principal Overseas Offices

Fuji Photo Film Co., Ltd., Sydney Office
c/o Hanimex Pty Limited, 114 Old Pittwater Road,
Brookvale N.S.W. 2100, Australia

Fuji Photo Film Co., Ltd., Hong Kong Office
Room 2208, Tower 6, The Gateway, Harbour City,
9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Fuji Photo Film Co., Ltd., Beijing Office
Fortune Building, No. 518, 5 Dong Sanhuan Bei-lu,
Chaoyang District, Beijing 100004, PRC

Fuji Photo Film Co., Ltd., Taipei Office
Room 601, Hung Chong Building, No. 38, Sec. 6,
Min Chuan E. Road, Taipei 11453, Taiwan

Fuji Photo Film Co., Ltd., Seoul Office
505-19, Kasan-Dong, Kumchon-Gu, Seoul, 152-020, Korea

Fuji Photo Film Co., Ltd., Manila Office
c/o YKL Development & Trading Corporation, 24 Sto.
Domingo St., Quezon City, Metro Manila, Philippines

Fuji Photo Film Co., Ltd., Dubai Office
P.O. Box 17212, LOB 16-320, Jebel Ali, Dubai, U.A.E.

Fuji Photo Film Co., Ltd., New Delhi Office
Le Meridien Commercial Tower, 8th Floor,
Janpath, New Delhi 110001, India

Fuji Photo Film Co., Ltd., Ho Chi Minh Office
7th Floor, Sun Wah Tower, 115 Nguyen Hue Street,
Dist.01, Ho Chi Minh City, Vietnam

(As of March 31, 2003)

JAPAN

Fuji Photo Optical Co., Ltd.
Mito Fuji Koki Co., Ltd.
Sano Fuji Koki Co., Ltd.
Okaya Fuji Koki Co., Ltd.
Fujinon Toshiba ES Systems Co., Ltd.
FUJIFILM Microdevices Co., Ltd.
FUJIFILM PHOTONIX Co., Ltd.
FUJIFILM AXIA Co., Ltd.
FUJIFILM Battery Co., Ltd.
Fuji Photo Equipment Co., Ltd.
Fuji Color Trading Co., Ltd.
Fujicolor Service Co., Ltd.
JUS-Photo Co., Ltd.
Fuji Magne-Disk Co., Ltd.
FUJIFILM ARCH Co., Ltd.
FUJIFILM Medical Co., Ltd.
FUJIFILM Medical Nishi-Nippon Co., Ltd.
Chiyoda Medical Co., Ltd.
FUJIFILM Business Supply Co., Ltd.
FUJIFILM Logistics Co., Ltd.
FUJIFILM Computer System Co., Ltd.

Fuji Xerox Co., Ltd.
Suzuka Fuji Xerox Co., Ltd.
Niigata Fuji Xerox Manufacturing Co., Ltd.
Fuji Xerox Office Supply Co., Ltd.
Fuji Xerox Distribution Co., Ltd.*[1]
Fuji Xerox Information Systems Co., Ltd.
Fuji Xerox Engineering Co., Ltd.
Fuji Xerox Careernet Co., Ltd.
Fuji Xerox System Service Co., Ltd.
Fuji Xerox Learning Institute, Inc.
Fuji Xerox General Business Co., Ltd.
Fuji Xerox Printing Systems Co., Ltd.*[2]

NORTH AMERICA

FUJIFILM America, Inc.
Fuji Photo Film, Inc.
Fuji Photo Film U.S.A., Inc.
Enovation Graphic Systems, Inc.
Fuji Photo Film Hawaii, Inc.
Fuji Hunt Photographic Chemicals, Inc.
Fujicolor Processing, Inc.
FUJIFILM Microdisks U.S.A., Inc.
FUJIFILM Medical Systems U.S.A., Inc.
Fuji Photo Film Finance U.S.A., Inc.
Fuji Photo Film Canada Inc.
Black Photo Corporation
Fuji Graphic Systems Canada Inc.

FX Global Inc.
FX Palo Alto Laboratory, Inc.

SOUTH AMERICA

Fuji Photo Film do Brasil Ltda.

EUROPE

Fuji Photo Film B.V.
Fuji Photo Film Finance (Netherlands) B.V.
Fuji Magnetics GmbH
Fuji Photo Film (Europe) GmbH
Eurocolor Photofinishing GmbH & Co. KG
Fuji Photo Film Holdings (U.K.) Ltd.
Fuji Photo Film (U.K.) Ltd.
FUJIFILM Electronic Imaging Ltd.
Fuji Photo Film Holdings (France) S.A.S.
FUJIFILM France S.A.S.
Laboratoires FUJIFILM S.A.
Fuji Graphic Systems France S.A.S.
FUJIFILM España, S.A.
FUJIFILM Medical Systems Benelux N.V.
Fuji Hunt Photographic Chemicals, N.V.

ASIA AND OTHERS

FUJIFILM Regional Services (Singapore) Pte Ltd
Fuji Photo Film (Singapore) Pte Ltd
Fuji Hunt Photographic Chemicals, Pte. Ltd.
Fuji Photo Film (Malaysia) Sdn. Bhd.
Fuji Photo Film (China) Investment Co., Ltd.
FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
FUJIFILM Imaging Devices (Suzhou) Co., Ltd.
FUJIFILM Digital Imaging Products (Suzhou) Co., Ltd.
FUJIFILM STARLIGHT Co., Ltd.
Hong Kong Fuji Photo Logistics Limited
Fuji Photo Film (Thailand) Ltd.

Fuji Xerox (China) Limited
Fuji Xerox Korea Co., Ltd.
Taiwan Fuji Xerox Corp.
Fuji Xerox Australia Pty Ltd.
Fuji Xerox New Zealand Ltd.
Fuji Xerox Asia Pacific Pte Ltd.
Fuji Xerox of Shenzhen Ltd.

*1. Fuji Xerox Distribution Co., Ltd., was integrated into FUJIFILM Logistics Co., Ltd., as of April 1, 2003.
*2. Fuji Xerox Printing Systems Co., Ltd., was renamed Fuji Xerox Printing Systems Sales Co., Ltd., as of April 1, 2003.

Fuji Photo Film Co., Ltd.
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo 106-8620, Japan
Tel: (03) 3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)
http://home.fujifilm.com/ (English)

Date of Establishment: January 20, 1934

Capital: ¥40,363,373,192 (As of March 31, 2003)

Fiscal Year: April 1–March 31

Domestic Offices:
Sapporo, Sendai, Nagoya, Osaka,
Hiroshima, Fukuoka

Main Domestic Factories:
Ashigara, Odawara, Fujinomiya,
Yoshida-Minami

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Transfer Agent:
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

Independent Accountants:
Ernst & Young
Tokyo, Japan

Distribution of Shareholders and Shares:
(As of March 31, 2003)

	Number of shareholders	Thousands of shares	%
Financial institutions	260	240,706	46.8
Securities companies	45	1,803	0.3
Other corporations	646	19,834	3.9
Individuals and others	25,372	45,004	8.7
National and regional governmental organizations	1	3	0.0
Foreign corporations	829	207,276	40.3
Total	27,153	514,626	100.0

Common Share Prices
(Tokyo Stock Exchange)


(Yen)
6,000
4,800
3,600
2,400
1,200
0
1998
1999
2000
2001
2002
2003

This annual report was printed on recycled paper using Fujifilm graphic arts products.



FUJI PHOTO FILM CO., LTD.
26-30, NISHIAZABU 2-CHOME, MINATO-KU, TOKYO 106-8620, JAPAN

July 2003 Printed in Japan